As filed with the Securities and Exchange Commission on December 31, 2012	Registration No. 333-176354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.  5 to
FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

DWARF TECHNOLOGY HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Arizona	7372	45-0923175
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10/Floor, Weixing Building,
No. 252 Wensan Road, Hangzhou, PRC, 310012
0086-571-28188199

(Address including zip code, and telephone number of
 registrant’s principal executive offices)

Mr. Norm Klein
Eastbridge Investment Group Corporation
8040 E. Morgan Trail
Unit 18
Scottsdale, Arizona 85258

(Name, address, including zip code, and
telephone number of Agent for Service)

with copies to
Daniel H. Luciano, Esq.
242A West Valley Brook Road
Califon, New Jersey 07830

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	maximum	Amount of
Title of each class of securities	Amount to be	offering price	aggregate	registration
to be registered	registered	per unit (1)	offering price(2)	Fee(1)
Common Stock	195,000	$0.10	$19,500	$2.23
Total	195,000	$0.10	$19,500	$2.23

(1)           Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933. Currently, there is no trading market for our Common Stock. The price bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

(2)           We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ii

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

 DATED _______________

PROSPECTUS

DWARF TECHNOLOGY HOLDINGS, INC.

195,000 shares of Common Stock

This prospectus relates to 195,000 shares of our common stock, no par value, that may be sold from time to time by the selling shareholders named in this prospectus,

The selling shareholders named in this prospectus are offering all of the common stock offered through this prospectus. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell these shares at $0.10  per share until our Common Stock is quoted on the OTC Bulletin Board or OTC-QB and thereafter  at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which the selling stockholders decide to sell their shares

We will not receive any of the proceeds from the sale of our common stock by the selling shareholders.

Our common stock is presently not traded on any market or securities exchange.

The purchase of the securities offered through this prospectus involves a high degree of risk. See Section Entitled “Risk Factors” on pages 3 through 13.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

We are an emerging growth company under federal securities laws and will be subject to reduced reporting requirements.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is  _____________.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "risk factors" section, the financial statements and the notes to the financial statements.

In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars. All renminbi, or RMB, amounts have been translated into U.S. dollars at the December 31,2011 U.S. Treasury reporting rate of exchange of; U.S. $1.00 = RMB 6.3360.

Our Company

Business Overview

We are an e-commerce and IT solutions provider to small and medium sized enterprises (SMEs) in the PRC, however, substantially all of our business to date has been generated in the Province of Zhejiang. We commenced operations in 2007 providing a range of e-commerce services, such as website and application development, server hosting, enterprise resource planning (ERP) and customer relationship management (CRM).  In 2008, we began developing a B2B search engine, called China Bobotong (www.4006009090.com). In the first quarter of 2009, we commercially launched the China Bobotong platform. The platform integrates three network search technologies of telephony, internet and short message service (text). For a fee, clients register key words emblematic of their business, such as a company name, brand, or a trademark, so that client information receive priority ranking on our search results page for prospective buyers.

Our Bobtong platform and e-commerce services are directed towards the SMEs in China (“SMEs”) who do not have the internal IT departments and who are seeking new and innovative methods to promote their businesses.

For the nine month period ended September 30, 2012, we generated revenues of $ 5,848,783 , as compared with revenues of $ 3,520,546 for the comparable period in 2011, an increase of approximately 66%. Our pre tax, net income for the nine month period ended September 30, 2012 was $ 1,398,807 , which represents an improvement from the pre tax, net income of $ 384,057 for the corresponding period in 2011.

For fiscal 2011, we generated $4,967,098 in gross revenues, which represents a 37.1% increase from gross revenues of $3,621,943 for fiscal 2010. Our fiscal year 2011 pre tax, net income was $578,925, which represents a 2.3% increase from pre tax, net income of $565,662 for fiscal year 2010.

Our headquarters are located at 10/Floor, Weixing Building, No. 252 Wensan Road, Hangzhou China, our phone number is 0086-571-28188199. Our company web-site is www.4006009090.cn/en/ and our Bobotong web-site is www.4006009090.com. Our web-sites do not form part of this Prospectus.

The Industry

Our target market consists of small and medium sized enterprises (SMEs) located generally in the PRC and more specifically within the Province of Zhejiang. Generally, SMEs have employees totaling between 50 and 250. SMEs in the PRC are an outgrowth of the economic reform and the resulting business privatization which began over 25 years ago in China. Today, SMEs account for approximately 99% of all business in the PRC and collectively contribute 60% of the PRC’s GDP.  According to the published data from Zhejiang Province Business Bureau, in 2009 there were more than 2.6 million businesses in the Province of Zhejiang alone, of which 99% were SMEs. We believe that SMEs in the Zhejiang Province alone represent a significant market for our product and services.

Organizational History

Dwarf USA was organized under the laws of Arizona on January 12, 2011. Dwarf Management was organized under the laws of the PRC on March 1, 2011. Dwarf Technology was organized under the laws of the PRC on March 28, 2007.

Dwarf USA owns 100% of the issued and outstanding capital stock of Dwarf Management.  On March 11, 2011, Dwarf Management entered into a series of contractual agreements with Dwarf Technology, and its shareholders, in which Dwarf Management assumed management of the business activities of Dwarf Technology and has the right to appoint all executives and senior management and the members of its board of directors.

Corporate Structure

Our organization structure is depicted below:

ABOUT THIS OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 195,000 shares of our common stock. All of the shares, when sold, will be sold by the selling stockholders. The selling stockholders may sell their shares from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Common Stock Offered:	Up to 195,000 shares.

Common Stock Outstanding prior to Offering:	20,195,000
Common Stock Outstanding after to Offering	20,195,000
Use of Proceeds:	We will not receive any proceeds from the sale of the 195,000 shares of Common Stock subject to sale by the selling stockholders under this prospectus.

Risk Factors: For a discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 8 of this prospectus.

Summary Consolidated Financial Information

The following table summarizes selected historical financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary consolidated statement of income for the fiscal years ended December 31, 2011 and 2010 respectively and the summary balance sheet data as of December 31, 2011 and 2010 are derived from the audited consolidated financial statements of Dwarf USA included elsewhere in this prospectus. Dwarf Technology conducts all of our business operations and became our variable interest entity on March 11, 2011.  We derived our summary consolidated financial data for the nine months ended September 30 , 2012 and 2011, respectively, from our unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

Balance Sheets

September 30, 2012 (Unaudited)

Cash	$3,887
Total Current Assets	752,183
Total Current Liabilities	7,999,389
Total Stockholders’ Equity	$577,858

	December 31, 2011	December 31, 2010
	(Audited)	(Audited)
Cash	$1,860	$4,069
Total Assets	8,742,962	6,398,115
Total Current Liabilities	9,149,424	4,872,588
Total Stockholders’ (Deficit) Equity	$(406,462)	$1,525,527

Statements of Operations

	Nine Months Ended September 30, 2012 (Unaudited)	Nine Months Ended September 30, 2011 (Unaudited)
Revenues	$5,848,783	$3,520,546
Pre-Tax Income (Loss)	1,419,605	384,057
Net Income (Loss)	$967,521	$221,277

	Year Ended December 31, 2011 (audited)	Year Ended December 31, 2010 (audited)
Revenues	$4,967,098	$3,621,943
Pre-Tax Net Income	578,925	565,662
Net Income	$362,261	$366,733

RISK FACTORS

An investment in our ordinary shares is speculative and involves a high degree of risk and uncertainty. You should carefully consider the risks described below, together with the other information contained in this prospectus, including the consolidated financial statements and notes thereto of our Company, before deciding to invest in our ordinary shares. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our Company. If any of the following risks occur, our business, financial condition and results of operations and the value of our common shares could be materially and adversely affected.

Risks Relating to Our Business

We have a limited operating history and we may not be able to sustain the growth in our business.

Our limited operating history which includes our Bobotong B2B search engine platform makes it difficult to evaluate our business and future prospects. Although our annual growth rate of revenues from 2010 to 2011 was approximately 37%, our annual growth rate of pre-tax income was approximately the same during this same period due to increased capital resources expended to develop our B2B search engine business.  Accordingly, there is no assurance that we will be able to sustain pre-tax income growth in the future. We may have negative growth, which in turn may impair our business operations and profitability.

We do not have sufficient capital to expand our business.

Substantially all of our business, including our Bobotong B2B platform,  has been centered in the Province of Zhejiang. While we have experienced year to year growth from 2010 to 2011, we intend to expand our operations to other provinces. In order to do so, given the shortage of available cash on hand, we  will need to raise additional capital in order to expand. At the present time, we have no arrangements for additional capital, and can not predict whether we will be successful in our ability to raise capital in the future.

Our industry is highly competitive with limited barriers to entry which could limit our ability to maintain or increase market share.

We operate generally in the IT industry. This industry is highly competitive with limited barriers to entry. We provide a variety of IT services and compete in regional and local markets with companies providing similar services. While some competitors are smaller than us, they may enjoy an advantage in discrete geographic markets because of a stronger local presence. Other competitors have greater marketing, financial, technical and other resources than us that, among other things, could enable them to attempt to maintain or increase their market share by reducing prices. In order to be competitive, we may have to similarly reduce our prices which in turn will affect our net income.

The market for the services that we provide is still emerging and evolving rapidly.  Therefore, we may face challenges in adapting to the rapid changes in our industry.

The market for B2B internet search services in the PRC is developing and we expect it to be subject to rapid change. Our success will depend to a large extent on the perceived benefit that our services provide to our customers, who are small and medium sized enterprises (SME’s), in contrast to existing methods of doing business. Therefore, we will need to increase awareness of our products and services which in turn will increase usage of our B2B platform, as well as protect our reputation and develop and maintain customer loyalty among our customers. Finally, we will have to anticipate and adapt to changing conditions in the markets otherwise our products and services, including our B2B platform will become obsolete.

If we fail to expand our business outside of the Zhejiang market or fail to further penetrate the Zhejiang market, our revenue or revenue growth could be materially adversely affected.

Substantially all of our existing business emanates from SME’s located in Zhejiang province. Our future results depend, in part, on our ability to successfully penetrate new geographical  markets, as well as to expand further into our existing Zhejiang market. In order to expand into new markets, we will be required to initiate and develop our presence in markets where we have limited business contacts. Expanding into these new territories will require both considerable investment of technical, financial and sales resources and coordinated management of the process. We also will continue to focus on maintaining and increasing our market share in our existing Zhejiang market.

If we are unable to execute upon this element of our business strategy and expand into new geographical markets or maintain and increase our market share in our existing markets, our revenue or revenue growth may be materially adversely impacted.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased systems traffic.

Our B2B services are delivered through our existing network. For our business to be successful, our network infrastructure must perform well and be reliable. As mentioned herein, we intend to expand our efforts to other provinces besides Zheijing. Therefore, we will need significantly more computing power as traffic within our system increases and usage by our customers and market territories expand. We will be required to spend significant capital to purchase equipment, and upgrade our technology and network infrastructure to handle increased Internet traffic. If we fail to expend sufficient capital to attend to our infrastructure needs, our operating results will be harmed.

Problems with content delivery services, bandwidth providers, data centers or other third parties could harm our business, financial condition or results of operations.

Our business relies significantly on third-party vendors which we contract in the PRC, such as data centers, content delivery services and bandwidth providers. If any third-party vendor fails to provide their services or if their services are no longer available to us for any reason and we are not immediately able to find replacement providers, our business, financial conditions or results of operations could be materially adversely affected.

Additionally, any disruption in our B2B platform or related services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business operations. If our service is disrupted, we may lose revenues due to our inability to provide services to our valued customers and we may be obligated to refund monies paid by our customers.  In addition, our reputation will likely suffer in the event of a disruption. Any financial or other difficulties our providers face may negatively impact our business and we are unable to predict the nature and extent of any such impact. We exercise very little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationships with our franchisees and materially adversely affect our brand reputation and our business, financial condition or results of operations and expose us to liabilities to third parties.

Our data centers are vulnerable to natural disasters, terrorism and system failures that could significantly harm our business operations and lead to client dissatisfaction and loss of revenues.

In delivering our solutions, we are dependent on the seamless operation of our B2B platform, which may be vulnerable to damage or interruption from earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. We do not have insurance to cover any losses. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, terrorist attack or other interruption could result in lengthy downtime for our B2B platform. Interruptions in our platform could reduce our revenues and profits, and our brand reputation could be damaged if customers believe our system is unreliable, which could have a material adverse affect on our business, financial condition and results of operations.

Our business may be adversely affected by malicious third-party software applications that interfere with the function of our technology.

Our business may be adversely affected by malicious software applications that make changes to operating computers and interfere with our technology. These applications may attempt to change users’ experience in using our Bobotong B2B platform, including changing configurations of our user interface, or otherwise interfering with our ability to connect with users. The interference may occur without disclosure to or consent from users, resulting in a negative experience that users may associate with our solutions. These software applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. We have installed firewalls in our software to preclude malicious interferences by third parties. However, if our efforts to combat these malicious software applications are unsuccessful, our reputation may be harmed, and users may be reluctant to use our services. This could result in a decline in usage of our educational services and corresponding revenues, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We have experienced, and may continue to experience, high growth in our operations and headcount, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our solutions and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve, among other things:

•	our information and communication systems to ensure that our operations are well coordinated and that we can effectively communicate with our growing base of B2B platform users;

•	our systems of internal controls to ensure timely and accurate reporting of all of our operations; and

•	our information technology infrastructure to maintain the effectiveness and integrity of our systems, including our B2B platform.

In order to enhance and improve these systems, we will be required to make significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented timely and successfully, our ability to manage our growth may be impaired and we may have to make additional expenditures to address these issues in the future, which could materially adversely affect our business, financial condition and results of operations.

We may incur significant costs to ensure compliance with United States corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements, costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission particularly after we are no longer an emerging growth company under the JOBS Act. For example, our chief financial officer (CFO) has limited knowledge of and experience with U.S. GAAP and the rules and regulations of the Securities and Exchange Commission (SEC).  Among the steps we have taken to overcome this deficiency is the retention of a Certified Public Accountant located in New Jersey.  This American accountant, who is independent of our independent registered public accounting firm, prepares the periodic financial statements that are needed to comply with the requirements of the SEC.  These statements are based upon information supplied to the American accountant by our CFO.

In addition, we do not maintain our books and records in accordance with US GAAP.  We maintain our books and records to comply with the requirements of Chinese tax law.  There are two principle differences between our basis of accounting and U.S. GAAP.  They are, the timing of recognition of revenue, and the recording of income and business tax liabilities.  The American accountant, noted above, adjusts our records to appropriately recognize revenue  and to reflect our full obligation for business and income taxes.  This process is controlled by reconciliations from one period to the next of changes in the retained earnings account balance.

We also expect that these applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are dependent upon key personnel and the loss of key personnel, or the inability to hire or retain qualified personnel, could have an adverse effect on our business and operations.

Our success is heavily dependent on the continued active participation of our current executive officers listed under “Management,” including our founder and majority shareholder Mr. Mianfu Zhang. Loss of the services of one or more of our officers, in particular Mr. Zhang,  could have a material adverse effect upon our business, financial condition or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the PRC is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on us. The inability on our part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

As of March 31, 2012, we had a total of approximately 34 employees in our offices in the PRC. However, there can be no assurance that we will be able to maintain a prolonged good relationship with our existing or ex-employees and that no labor disruptions will occur in the future. Should any industrial action or labor unrest occur, our business operations could be adversely affected.

Our management has limited experience in managing and operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our current management has limited experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its attorneys and accountants. Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition and could result in delays in achieving the development of an active and liquid trading market for our stock.

We are an "emerging growth company" under the recently enacted JOBS Act and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

The recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, is intended to reduce the regulatory burden on "emerging growth companies." As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an emerging growth company until the earliest of:

• the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;
• the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;
• the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and
• the date on which it is deemed to be a "large accelerated filer," which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months, and (c) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an emerging growth company upon completion of this offering and could remain an emerging growth company until as late as December 31, 2017.

The JOBS Act provides that, so long as a company qualifies as an emerging growth company, the company will, among other things:

• be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
• be exempt from the "say on pay" provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;
• be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under Section 14A of the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation;
• be able to delay adopting certain new or revised accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies; and
• be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report on the financial statements.

We currently intend to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act for as long as we qualify as an emerging growth company. For example, we will take advantage of the provisions of Section 107 of the JOBS Act that permit emerging growth companies to delay the adoption of certain new or revised accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. As a result of this election, our financial statements may not be comparable to those of other companies that comply with such accounting standards based on the public company effective dates. Furthermore, our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting while we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. As a result, investor confidence in our company and the market price of our common stock may be adversely affected.

Violations under Sarbanes Oxley-Act.

Since December 31, 2008, we have made loans to our founder and majority shareholder Mr. Mianfu Zhang. As of June 30, 2012, the total amount of our loans to Mr. Zhang is $8,917,332. These loans are prohibited by Section 402 of Sarbanes Oxley Act. As a result of these violations, our company is subject to potential administrative penalties imposed by the Securities and Exchange Commission (“Commission”), which penalties include censure, cease and desist orders, revocation of registration with the Commission and fines of up to $500,000. In addition to these administrative penalties, willful violators of Section 402 are subject to the criminal penalties contained in Section 32(a) of the Securities Exchange Act.  In addition, the continuation of this practice will likely lead to a loss of investor confidence with investors unwilling to buy or hold stock in the Company. The outstanding amount is subject to loan agreement and promissory note between our company and Mr. Zhang.

Potential claims alleging infringement of third party’s intellectual property by us could harm our ability to compete and result in significant expense to us and loss of significant rights.

Our operations are technology driven, and we have sought copyright protection for our key software packages. However, we may confront, from time to time, third parties that may assert patent, copyright, and other intellectual property rights to these and other software packages which are important to our business. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from the business. As a result of such intellectual property infringement claims, we could be required or otherwise decide it is appropriate to pay third-party infringement claims; discontinue using the technology or processes subject to infringement claims which would include the software relating to our learning centers and virtual classrooms; develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms. The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of the assets and increase expenses. In addition, if we are require to discontinue the use of existing software, our revenue could be negatively impacted.

Risks Related to our Corporate Structure

Our Principal Shareholder Is Able To Control Substantially All Matters Requiring A Vote Of Our Shareholders And His Interests May Differ From The Interests Of Our Other Shareholders.

MianFu Zhang, our Chairman, and XiZhen Ye, our Director, beneficially own approximately 85% of our issued and outstanding shares of common stock. Therefore, both parties are able to exert substantial control on all matters requiring approval by our shareholders, including the election of our directors and officers. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares.

The contractual agreements with Dwarf Technology are not as effective as direct ownership. Because we rely on Dwarf Technology for our revenue, any termination of, or disruption to, these contractual arrangements could detrimentally affect our business.

Presently, all of our business operations are carried out by Dwarf Technology. We do not own any equity interests in Dwarf Technology, but control and receive the economic benefits of its business operations through various contractual arrangements. Through these contractual arrangements, we have the ability to substantially influence the daily operations and financial affairs of Dwarf Technology, as we are able to appoint its senior executives and approve all matters requiring shareholder approval. Accordingly, we consolidate Dwarf Technology results, assets and liabilities in our financial statements.

However, these contractual agreements may be terminated under certain circumstances. In addition, the PRC laws and regulations govern these agreements. PRC laws and regulations concerning the validity of the contractual arrangements are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Generally the PRC has substantially less experience related to the enforcement of contractual rights through its judiciary or the arbitration process as compared to the United States. This inexperience presents the risk that the judiciary or arbitrators in the PRC may be reluctant to enforce contractual rights, interpret these rights and remedies differently than what was intended by the parties to the agreements, or find that such contractual agreements do not comply with restrictions in current PRC laws. A PRC court may also set aside an arbitration award by reason of any defect the court considers to be present in the arbitration proceeding, remedies at law may not be adequate and a PRC court may not order specific performance. In addition, any legal proceeding may result in substantial costs, disruptions to our business, damage to our reputation and diversion of our resources.

If Dwarf Technology or its stockholders fail to perform their obligations under the contractual arrangements, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that we may be unable to obtain these remedies. Therefore our contractual arrangements may not be as effective in providing control over Dwarf Technology as direct ownership. Because we rely on Dwarf Technology for our revenue, any termination of or disruption to these contractual arrangements could detrimentally affect our business.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

All of our business is conducted through Dwarf Technology which currently is considered for accounting purposes a variable interest entity (“VIE”), and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices and methods used in preparing financial statements for PRC purposes from the principles, practices and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified and reconciled in financial statements for United States and SEC purposes.

The contractual arrangements between Dwarf Management and Dwarf Technology may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology and detailed explanations. Related party arrangements and transactions may be subject to c hallenge or tax inspection by the PRC tax authorities.

Under a tax inspection, if our transfer pricing arrangements between Dwarf Management and Dwarf Technology are judged as tax avoidance, or related documentation does not meet the requirements, Dwarf Management and Dwarf Technology may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Dwarf Management, which could adversely affect us by (i) increasing Dwarf Technology’s tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services may depend, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause families to reduce the use of our services for their children, which in turn could reduce our net revenues.

Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing ongoing policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the PRC economy and lead to changes in governmental policies that would be adverse to our business interests

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. To date, we have taken no steps to prevent violations of the FCPA other than the adoption of a code of ethics.  Although we intend to adopt a code of ethics to ensure compliance with the FCPA and Chinese anti-corruption laws by all individuals involved with our company, our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations regarding offshore financing activities by PRC residents have undertaken continuous changes which may increase the administrative burden we face and create regulatory uncertainties that could adversely affect our business.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the China Securities Regulatory Commission (“CSRC”), the State Administration of Foreign Exchange (“SAFE”) as well as other government agencies, released a Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (“M&A Regulation”), which took effect September 8, 2006 and was amended in 2009. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules reflect greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions.  According to the new M&A Regulation, a related-party acquisition in which an offshore company owned or controlled by a PRC resident acquires a domestic company controlled by the same PRC resident shall be subject to the approval of MOFCOM.

Among other things, the M&A Regulation also included new provisions to require that the overseas listing of an offshore company which is directly or indirectly controlled by a PRC resident for the purpose of overseas listing of such PRC resident’s interests in a domestic company, known as a “special purpose company”, must obtain the approval of CSRC prior to the listing.

We believe that our current VIE structure avoids the acquisition transaction which is directly the target under scrutiny of the M&A Regulation, including the requirement of CSRC approval.  Thus, in its current practice, it appears the M&A Regulation does not apply to our corporate structure.

However, the application of this M&A Regulation remains uncertain since neither MOFCOM nor CSRC has approved any Chinese company’s foreign listing. There is no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the MOFCOM or CSRC approval requirements. If the MOFCOM, CSRC or other PRC regulatory body subsequently determines that the new M&A Regulation applies to our situation and CSRC’s approval was required for this offering, we may face sanctions by the MOFCOM, CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of funds to our offshore companies, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

Due To Various Restrictions Under PRC Laws On The Distribution Of Dividends By Our PRC Operating Companies, We May Not Be Able To Pay Dividends To Our Shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, such companies are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the Company’s profits.

Furthermore, if our subsidiaries or affiliates in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in this current report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from Dwarf Technology. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. Our revenue is based entirely on that generated by our affiliated entity in China. Any significant fluctuation in value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of an epidemic or outbreak that will cause social and economic disruptions in China, such as SARS or H1N1 flu. Any prolonged recurrence of SARS, H1N1 or other adverse public health developments in China may have a material adverse effect on our business operations as schools may be closed for an extended period of time. For instance, health or other government regulations adopted in response may require temporary closure of our production facilities or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, H1N1 or any other epidemic.

Risks Related to an Investment in Our Securities

We are not listed or quoted on any exchange and we may never obtain such a listing or quotation.

There is presently no public market in our shares and there may never be a market for our stock. Stock held by our shareholders may have little or no value.  We cannot guarantee that our stock will be listed on a securities exchange or if a market for our stock listed will ever develop. Even if our shares are quoted for sale, buyers may be insufficient in numbers to allow for a robust market, and therefore, it may prove impossible to sell your shares.

We do not expect to pay dividends to our shareholders in the future.

During the second quarter of 2011, Dwarf Technology paid a one-time dividend in the amount of $2,449,629 to its sole shareholder, Mr. Zhang MianFu, who is our Chairman and largest shareholder.  Apart from that dividend which was paid by Hangzhou Dwarf Technology Co., Ltd. our Chinese operating company, we do not anticipate paying dividends to the shareholders of our common stock. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

The market price for our common stock may be highly volatile.

The market price of our common stock shares may be volatile due to certain factors, including, but not limited to, market trends in PRC stock generally, quarterly fluctuations in our financial and operating results; general conditions in the PRC market; or changes in earnings estimates. Such volatility may make it more difficult, if not impossible, to sell your shares in such quantity or at such price as or when you determine. This volatility can be expected to harm our stock price, our ability to raise money in capital markets and our future growth prospects.

The application of the "penny stock" rules could adversely affect the market price of our ordinary shares and increase your transaction costs to sell those shares.

If the future trading price of our ordinary shares is below $5 per share, the open-market trading of our ordinary shares will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our ordinary shares, and may result in decreased liquidity for our ordinary shares and increased transaction costs for sales and purchases of our ordinary shares as compared to other securities.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between RMB and the U.S. dollar;
•	intellectual property litigation; and/or
•	general economic or political conditions in China

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our stock.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and repayment of shareholder loans will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Upon completion of this offering, the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Our chief executive officer and chief financial officer have considered controls to address financial reporting risks at the locations where we operate.  This consideration was based on controls in place at other businesses with which these executives previously were associated. We believe that our existing controls are effective.

Because we are not subject to rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted these measures.

Because none of our directors are independent, we do not currently have independent audit or compensation committees. As a result, the directors have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

Delay in Determination of Effective Internal Controls May Cause Uncertainty Regarding Our Financial Statements.

As mentioned above, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every  public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. However, this management assessment will not be made until we file our second annual report Form 10-K following the effectiveness of this registration statement. As a result during this interim period, investors will not have the benefit of this information, which may cause investor uncertainty with respect to our financial statements.

Upon effectiveness of this Registration Statement, we will not be a fully reporting company under Section 12(g) of the Securities Exchange Act of 1934, rather we will be subject to the reporting requirements of Section 15(d) of the Exchange Act which is less restrictive on us and our insiders.  In order for us to become a fully reporting company under Section 12(g) of the Exchange Act, we will have to file a Registration Statement on Form 8-A. If we do not become subject to Section 12 of the Exchange Act, we will be subject to Section 15(d) of the Exchange Act, and as such we will not be required to comply with (i)  the proxy statement requirements which means shareholders may have less notice of pending matters, and (ii) the Williams Act which requires disclosure of persons or groups that acquire 5% of a company’s publicly traded stock and also regulates tender offers.  In addition, our officer, director and 10% stockholder will not be required to submit reports to the SEC on their stock ownership and stock trading activity These reports include Form 3, 4 and 5. Therefore, as a shareholder, less information and disclosure concerning these matter will be available to you.

In addition, under Section 15(d) of the Exchange Act,  due to the fact that we have less than 300 shareholders, our duty to comply with the reporting requirements under this section will be automatically suspended as to any fiscal year other than the fiscal year for which this registration statement is declared effective. Although we intend to voluntarily file our periodic reports for the foreseeable future, we are under no obligation to do so. If we fail to file such reports, we would effectively become a private entity for which purchasers of this Offering would have no ability to resell their shares in the public market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the Selling Stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no present public market for our common stock. We anticipate making an application for trading of our common stock on the Over-the-Counter Bulletin Board electronic quotation service upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the Over-the-Counter Bulletin Board electronic quotation service or, if traded, that a public market will materialize.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

We will be subject to the penny stock rules, and disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock and stockholders may have difficulty selling those securities.

Holders

As the date hereof, we have the 20,195,000 shares of common stock issued and outstanding, which shares are held by 35 shareholders, including the selling shareholder herein.

Rule 144 Shares

None of our issued and outstanding common stock are currently available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Securities Act of 1933, as amended. In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned shares of a company's common stock for at least six months, provided that the company has been subject to the reporting requirements of the Securities Exchange Act of 1934 for a minimum of 90 days, is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	1% of the number of shares of our common stock then outstanding which, in our case, will equal approximately 200,000 shares of common stock; or

2.	the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Non-affiliates who have beneficially owned shares, for a period of at least six months, of a company that has been subject to the reporting requirements of the Securities Exchange Act of 1934 for a minimum ninety (90) days are not subject to the “volume limitations” set under rule 144(e).

Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.  Non-affiliates who have beneficially owned shares for a period of a year or longer are not subject to the currency of information requirements.

Transfer Agent and Registrant

Our transfer agent is Action Stock Transfer Corp., at the address of 2469 E. Fort Union Blvd., Ste 214, Salt Lake City, Utah 84121. Its telephone number is (801) 272-1088.

Dividend Policy

Dwarf Technology paid a one-time dividend of $2,449,629 to its sole shareholder and our Chairman in the second quarter of 2011. We currently do not anticipate paying cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board of Directors may deem relevant.

In addition, due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our shareholders.  The Wholly-Foreign Owned Enterprise Law (1986), as amended and The Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, such companies are required to set aside a certain amount of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the Company’s profits. Furthermore, if our subsidiaries and affiliates in China incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries and affiliates are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

We presently do not have any equity based or other long-term incentive programs. In the future, we may adopt and establish an equity-based or other long-term incentive plan if it is in the best interest of the Company and our stockholders to do so.

SELLING SHAREHOLDERS

The shares to be offered by the selling security holders were issued in private placement transactions by us, each of which was exempt from the registration requirements of the Securities Act. The shares offered hereby are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act, to give the selling security holders the opportunity to publicly sell these shares. This prospectus is part of a registration statement on Form S-1 filed by us with the Securities and Exchange Commission under the Securities Act covering the resale of such shares of our common stock from time to time by the selling security holders. No estimate can be given as to the amount or percentage of our common stock that will be held by the selling security holders after any sales made pursuant to this prospectus because the selling security holders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling security holders will sell all of the shares listed in this prospectus.

The following table sets forth the name of each person who is offering for resale shares of common stock covered by this prospectus, the beneficial ownership of each selling security holder, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each will own after the offering, assuming they sell all of the shares offered. The term “selling security holder” or “selling security holders” includes the stockholders listed below and their respective successors. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

Except as indicated in the footnotes to the table, no selling security holder has had any material relationship with us.

First name	Last name	Address	Pre-Offering Shares(1)	Post-Offering Shares(2)	Post -Offering Percent Ownership(2)
Haiyan	Zha	No. 2 Zhajiawan Group 2, Shili Village, Meichuan Town, Wuxue, Hubei, China	5000	0	0
Longhua	Yu	404-2, Riverside Domitry, No. 208, Shiqiao Rd, Jiangan District, Zhejiang, China	5000	0	0
Longtian	Yu	No.42, Lilinwu, Xiazhuang Village, Yanglin Town, Kaihua County, Zhejiang, China	5000	0	0
Junjian	Han	301-1, No. 191 Zhongshanzhong Rd, Shangcheng District, Hangzhou, China	5000	0	0
Minting	Lin	101-3-25, Wensan New Village, Xihu District, Zhejiang, China	5000	0	0
Suzhen	Xu	No.11, Dashan, Sanwai Village, Lianhua Town, Qujiang District, Quzhou, Zhengjiang, China	5000	0	0
Junfang	Xu	No.6, Hill, Liantang Village, Tashi Town, Longyou County, Zhenjiang, China	5000	0	0
Xiaoqing	Lai	No.6, Hill, Liantang Village, Tashi Town, Longyou County, Zhenjiang, China	5000	0	0
Xiurong	Feng	No. 31, Fengjiatan Village, Longrao Town, Changshan County, Zhejiang, China	5000	0	0
Tujun	Ding	No. 11, Dashan, Sanwai Village, Lianhua Town, Qujiang District, Quzhou, Zhenjiang, China	5000	0	0
Qinyu	Jiang	301-2-58, No. 258, Kaixuan Rd, Jianggan District Hangzhou, China	5000	0	0
Bingwan	Feng	No. 26, Group 1, Xinwei Village, Hezhuang Town, Xiaoshan District, Hangzhou, China	5000	0	0
Rufeng	Deng	Group 11, Tunliang Village, Yuxiang Town, Zhongjiang County, Sichuan, China	5000	0	0
Jinfeng	Dong	No. 64, Group 6, Hongjin Village, Huanglu Town, Zhongjiang County, Sichuan, China	5000	0	0
Yangyang	Wang	No.21, Group 9, Xinwei Village, Hezhuang Town, Xiaoshan District, Hangzhou, China	5000	0	0
Hehua	Wang	No. 26, Group 1, Xinwei Village, Hezhuang Town, Xiaoshan District, Hangzhou, China	5000	0	0
Fei	Gao	No. 18 Group 2, Tong'er Village, Hezhuang St, Xiaoshan District, Hangzhou, China	5000	0	0
Jiang	Feng	No. 232, Group 4, Chenghuangmiao Community, Hezhuang Town, Xiaoshan District, Hangzhou, China	5000	0	0
Zhandong	Fang	102-3-49, Yongkang Yuan, Xiacheng District, Hangzhou, China	5000	0	0
Haipeng	Huang	No. 6 Gutang Rd. Xixiang St. Binjiang District, Hangzhou, China	5000	0	0
Jianqiang	Yu	No. 29, Lingxia, Zhentou Village, Zhentou Town, Wuyuan County, Shangrao City, Jiangxi, China	5000	0	0
Zhongping	Liu	806-33, Jinxi Yuan, Industrial Park, Suzhou, Jiangsu, China	5000	0	0
Linjie	Li	Students' Dormitory, Grade 2003, No.15, Anji Ave, Xixiangtang District, Nanning, China	5000	0	0
Yong	Jin	No. 92, Wuyuan Village, Zhenzhushan Town, Wuyuan County, Shangrao, Jiangxi, China	5000	0	0
Miangui	Zhang	Group 2, Jiangmutang Village, Chengxi St., Yiwu, Zhejiang, China	5000	0	0
Juxian	Wang	Group 2, Jiangmutang Village, Chengxi St., Yiwu, Zhejiang, China	5000	0	0
Qiansheng	Fang	No. 93, Dongkeng, Zhentou Village, Zhentou Town, Wuyuan County, Shangrao, Jianxi, China	5000	0	0
Kecheng	Zhang	5-1, Jiangdong 4 District, Jiangdong St. Yiwu, Zhejiang, China	5000	0	0
Lihong	Zheng	No. 168, Qinyuan Rd, Tianxin District, Changsha, Hunan, China	50000	0	0
Wei	Xu	403-8, Datieguan New Village, Xiacheng District, Hangzhou, China	5000	0	0

(1). Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our Ordinary Shares, or convertible or exercisable into Ordinary Shares within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 20,195,000 shares of common stock.  The shares are outstanding as of the date of this prospectus.

(2). Assumes that all securities registered will be sold.

The selling shareholders acquired their shares of common stock from the Company as indicated above pursuant to a private placement between the parties. The Company relied upon an offering exemption under Regulation S promulgated under the Securities Act of 1933, as amended (“Act”) based upon the following factors; (a) the transaction occurred overseas in China, (b) no directed selling efforts were made in the United States by the Company or its affiliates, and (c) each shareholder represented in writing that it was a not a “US Person” nor purchasing for a “US Person,” agreed to resell the shares only in compliance with the Act, and each certificate contains a restrictive legend.

PLAN OF DISTRIBUTION

The selling shareholders, and their distributees may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities  at $0.10 per share until our Common Stock is quoted on the OTC Bulletin Board or OTC-QB and thereafter  at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers.

The selling shareholders and their distributees may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and
•	a combination of any such methods of sale.

The selling shareholders and their distributees may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders and their distributees may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders and their distributees may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders and their distributees may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders or their distributees from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling shareholders or their distributees reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling shareholders and their distributees may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated.

The selling shareholders and their distributees also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents, or broker-dealers, and any selling shareholders and their distributees who are affiliates of broker-dealers, that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling shareholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Shareholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We agreed to pay the fees and expenses incurred by us incident to the registration of the shares and to indemnify them against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General.

The following discussion and analysis of the results of operations and financial condition of the Company for Nine months Ended September 30, 2012 Compared to Nine months Ended September 30, 2011 and for the Fiscal Years ended December 31, 2011 and 2010, respectively,  should be read in conjunction with the notes to the financial statements that are included elsewhere herein. The consolidated financial statements presented herein (and to which this discussion relates) reflect the results of operations of Dwarf USA and its subsidiary, Dwarf Management, and variable interest entity, Dwarf Technology. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this quarterly report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.
.

COMPANY OVERVIEW

Dwarf Technology Holdings, Inc. (“Dwarf USA”) was incorporated under the laws of the State of Arizona on January 21, 2011. Dwarf USA owns 100% of the issued and outstanding capital stock of Hangzhou Dwarfs Enterprise Management Co., Ltd. (“Dwarf Management”), a wholly foreign owned enterprise incorporated under the laws of the People’s Republic of China (“PRC”). Dwarf Management was incorporated in the PRC on March 1, 2011. Hangzhou Dwarf Technology Ltd. (“Dwarf Technology”) was organized under the laws of the PRC on March 28, 2007.

On March 11, 2011, Dwarf Management entered into a series of contractual agreements with Dwarf Technology, and its shareholders, in which Dwarf Management effectively assumed management of the business activities of Dwarf Technology. The contractual arrangements are comprised of a series of agreements, including a Voting Rights Agreement, Option Agreement, Equity Pledge Agreement, Consulting Services Agreement and Operating Agreement, and, through which Dwarf Management has the right to advise, consult, manage and operate Dwarf Technology for a quarterly fee in the amount of 100% of Dwarf Technology’s quarterly, after tax net profits. Additionally, Dwarf Technology’s shareholders have pledged their rights, titles and equity interest in Dwarf Technology as security for Dwarf Management to collect consulting and services fees provided to Dwarf Management through an Equity Pledge Agreement. In order to further reinforce Dwarf Management’s rights to control and operate Dwarf Technology, Dwarf Technology’s shareholders have granted Dwarf Management the exclusive right and option to acquire all of their equity interests in Dwarf Technology through an Option Agreement.  As a result of these agreements, the Company has consolidated Dwarf Technology’s operating results, assets and liabilities within its financial statements.

Dwarf Technology headquarters are located in Hangzhou, China, which is the capital and largest city in the Zhejiang Province. It also is the site of the Hangzhou Hi-tech Zone, a high tech industrial park established by the PRC government in 1990. The Company is a high-tech enterprise that has developed a B2B search engine, called China Bobotong (www.4006009090.com). In the first quarter of 2009, we commercially launched our China Bobotong site. The search engine integrates three network search technologies of telephony, internet and short message service (text). Our customers can register for a fee a host of key words, such as a company name, brand, or a trademark, so that these words receive priority ranking on our search results page.  The Company also provides internet technology and information services including website and application development, server hosting, enterprise resource planning (ERP) and customer relationship management (CRM).

Since its launch, its Bobotong platform has been the main product of the Company, and generated approximately 56.8% and 30.2% of sales for fiscal years 2011 and 2010, respectively. Sales are recognized ratably by month over the contract period.  For example, a Bobotong contract sale occurring on February 1, 2012 with a contract period of one year would be recognized as revenue ratably over a twelve month period ended January 31, 2013. Thus, for fiscal year 2012, we would recognize as revenue 11/12th of the total contract sales.

	2011		2010
		% OF		% OF
	USD	TOTAL	USD	TOTAL
Sales by Category:
Bobotong and Related Advertising	$4,159,783	56.9%	$1,307,114	30.23%
Website Design & Optimization	525,005	7.2%	701,018	16.21%
Server Hosting	246,731	3.4%	125,197	2.90%
ERP	991,572	13.6%	1,153,981	26.69%
CRM	1,391,299	19.0%	1,036,682	23.98%

Total	7,314,390	100.0%	4,323,992	100.00%

Recognized as Revenue During Year	4,967,098	67.9%	3,621,943	83.76%
Deferred Revenue at December 31	5,193,166		2,742,179

In the future, the Company intends to promote and advance its Bobotong site on a priority basis compared to IT services. In this regard, compared to its IT services, the Company expects to allocate substantially more advertising, administrative, technical and marketing resources towards its Bobotong platform. Resultantly, it expects that this disproportionate resource allocation will lead to greater revenues and higher margins in the future.

Our financial statements are prepared in US Dollars and in accordance with accounting principles generally accepted in the United States. See "Critical Accounting Policies - Foreign Currency Translation" below for information concerning the exchange rates at the Renminbi ("RMB") were translated into US Dollars ("USD") at various pertinent dates and for pertinent periods.

Results of Operations (Unaudited) for the Nine Months Ended September 30, 2012 Compared to  Nine Months Ended September 30, 2011.

The following table sets forth key components of the results of operations for the nine month periods ended September 30, 2012 and 2011. The discussion following the table addresses these results.

	2012	2011
Sales	$5,848,783	$3,520,546

Selling Expense	3,444,737	2,250,061
General and administrative expense	595,938	625,120
Total operating expenses	4,040,675	2,875,181

Operating Profit	1,808,108	645,365

			)
Other Expense:			)
Other expense	388,503	(261,308

Income Before Income Taxes	1,419,605	384,057

Provision for income taxes	2,856	580,081)
Deferred tax (benefit) cost	449,228	(417,301

Total tax provision	452,084	162,780

Net income	967,521	221,277

Other Comprehensive Income (loss) – translation gains and losses	(2,701)	6,821

Total Comprehensive (Loss) Income	$964,820	$228,098

Sales. For the nine months ended September 30, 2012, we had sales of $ 5,848,.783 , as compared with revenues of $ 3,520,546 for the comparable period in 2011, an increase of approximately 66%. The increase in sales for the current period is due to favorable impact of an aggressive advertising and marketing campaign which we began in second quarter of 2010.

Expenses. For the nine months ended September 30, 2012, we had total operating expenses, comprised of selling and general and administrative expenses, of $ 4,040,675 , as compared to total operating expenses of $ 2,875,181 for the comparable period in 2011, an increase of approximately 41%.

Selling expenses include salaries and wages, advertising, commissions, meals and entertainment and bonus. For the nine month period ended September 30, 2012, we had selling expenses of $ 3,444,737 compared with $ 2,250,061 for the comparable 2011 period. Key components of selling expenses for the nine months ended September 30, 2012 and 2011, respectively were:

	2012	2011
Advertising	$1,716,414	$505,272
Salaries and benefits	100,788	151,589
Bonuses	117,619	156,456
Travel and entertainment	200,571	211,746
Commissions	1,309,345	1,140,497

-Advertising expense increased by approximately 240 % during the 2012 period from the 2011 period. Advertising expenses substantially increased for the current period.   This increase is in response to increased competition and a dramatic decrease in new contracts after a substantial push in our print, internet, billboard and television advertising efforts for prior periods. During the second quarter in 2010, as mentioned above, we began an aggressive advertising and marketing campaign that carried through the first quarter of 2012.

-Salaries and benefits decreased by 33.5 % during the 2012 period from the 2011 period. Salaries and wages represent compensation paid to internal sales personnel.  Commencing in the second quarter of 2010, we increased the base salaries that we paid our sales force in order to retain and attract qualified personnel, however, during the current period we have emphasized commissions over sales salaries.

-Bonuses decreased 24.8 % for the 2012 period compared to the 2011 period. Bonuses are compensation paid to sales employees for their selling efforts. During the second quarter of 2010, in an effort to retain and attract qualified sales person, management implemented  a bonus program for its internal sales personnel, however, during the current period we have emphasized commissions as noted.

-Travel and Entertainment decreased 5.3 % for the 2012 period compared to the 2011 period. The decrease in the expense item for the current period reflects cost reductions in light of China's current economic environment, modifying our effort which began in the second quarter of 2011 to provide higher customer interaction by our sales personnel. We initiated this effort as means of increasing sales from existing customers and attracting business from new customers.

- Commissions increased 14.8 % for the 2012 period compared to the 2011 period. Commissions are compensation paid to sales employees for their selling efforts. During the second quarter of 2010, in an effort to retain and attract qualified sales person, management implemented  a commission program for its internal sales personnel.  This program has been increasing in 2012.

General and administrative expenses include rent, salaries, insurance, training, and related expenses.  For the nine months ended September 30, 2012, we had general and administrative expenses of $ 595,938 as compared to $ 625,120 in the comparable period of the prior year.  Key components of general and administrative expenses for nine month periods ended September  30, 2012 and 2011 were:

	2012	2011
Salaries and benefits	$105,231	$108,959
Business taxes	224,815	282,764
Bonuses	51,835	55,021

- Salaries and benefits de creased by 3.4 % during the 2012 period from the 2011 period. Salaries and wages represent compensation paid to administrative employees, including our officers. During latter part of 2010, we increased the salary and other compensation that we paid employees in order to retain and attract qualified administrative staff.   During 2012 we have reduced spending due to decreasing initial sales volume.

- Business tax de creased by 20.4 % during the 2012 period from the 2011 period. The decrease is reflective of a  decrease in new contracts experienced during the third quarter of 2012, resulting in a decreased tax base.

- Bonuses decreased 5.7 % from the prior period. Bonuses reflect amounts paid to our President and largest shareholder, and higher incentives to other employees.  Bonuses have been reduced as a cost savings measure.

Other Expense.  Other Expense for the nine month period ended September 30, 2012 was $ 388,503 compared with $ 261,308 for the same period in 2011. Other expense represents penalties on unpaid income tax.

Income Before Taxes.  Income before taxes for the nine month period ended September 30, 2012 was $ 1,419,605 compared with $ 384,057 for the same period in 2011.

Provision for Income Tax.   Provision for Income Taxes for the nine month period ended September 30, 2012 was $ 2,856 compared with $ 580,081 for the same period in 2011, a decrease of 96%. The substantial decrease reflects  reduced taxable income primarily due to greatly reduced new contracts.

Deferred Tax Benefit.   Deferred Tax Benefit for the for the nine month period ended September 30, 2012 was $ 449,228 compared with $(417,301) for the same period in 2011. Deferred tax benefit is tax that will not be due in future periods based on the realization of deferred income over extended contracts on which tax was accrued when the contract was executed.   A large percentage of income recognized during the third quarter was from prior periods.

Net Income.Net Income for the for the nine month period ended September 30, 2012 was $ 967,521 compared with $ 221,277 for the same period in 2011.

Other Comprehensive Income. Other Comprehensive Income (Loss) for the for the nine month period ended September 30, 2012 was $(2,071) compared with $ 6,821 for the same period in 2011. Other comprehensive income represents the unrealized profit on conversion to U.S. dollars of assets and liabilities that are accounted for in RMB.

Total Comprehensive Income. Total Comprehensive Income for the for the nine month period ended September 30, 2012 was $ 964,820 compared with $ 228,098 for the same period in 2011, an improvement of $ 736,722 .

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2012, we had working capital deficit of $ 7,247,206 compared with a working capital deficit of $7,211,638 as of December 31, 2011.

Changes in our working capital are summarized as follows:

	September 30, 2012	December 31, 2011
	(unaudited)	(audited)
Total current assets	$752,183	$1,937,786
Total current liabilities	7,999,389	9,149,424
Working capital deficit	(7,247,206)	(7,211,638)

The slight decrease in working capital of $ 35,568 as of September 30, 2012 from December 31, 2011 is primarily attributable to the decrease in deferred revenue, which is classified as a current liability, and increases in the amounts due for unpaid income and business taxes.   This is offset somewhat by the decreases in accounts receivable and prepaid expenses.   Deferred revenue will not require the use of liquid resources as, with the passage of time, these deferred amounts will be transferred to current earnings as they meet the requirements for recognition.  The unpaid taxes, on the other hand, will require the use of liquid resources.  They totaled $ 4,267,862 as of September 30, 2012.  The Company is negotiating with government authorities to settle these obligations. An injection of capital will be required when settlement is reached.

Our primary uses of cash have been for selling and marketing expenses, employee compensation and loans to our President and largest shareholder.  The main sources of cash have been from revenues from customer sales.

The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

•	An increase in working capital requirements as we roll out Bobotong product to new geographical areas,
•	Addition of administrative and marketing personnel as the business grows,
•	Increases in advertising, public relations and sales promotions for its franchising efforts into new or existing markets,
•	Software development and the purchase of servers commensurate with our Bobotong growth, and
•	The cost of being a public company and the continued increase in costs due to governmental compliance activities.

The Company currently generates its cash flow through operations which it believes will be sufficient to sustain the current level of operations for at least the next twelve months. To date, the Company’s cash flow has been negatively impacted by loans to Mr. Zhang. In July 2012, Mr. Zhang has agreed to not receive any further borrowings from the Company. This additional cash flow will allow us to meet our ongoing requirements for the next 12 months. However, to increase our business as noted in the above trends, an injection of capital is required.  Our best estimate of this capital injection is as follow:

To meet our expansion plans, as noted in the above trends, we will need a $1,000,000 capital infusion.  The use of proceeds would include the following:  $650,000 to increase advertising, public relations and sales promotions in order to significantly increase the Bobotong platform into new and existing geographical markets; $150,000 to increase administration and marketing personnel; $100,000 to increase infrastructure for the Bobotong platform and $100,000 for software development and increase in the number of servers needed for the Bobotong platform.  This capital infusion is in addition to the capital required to pay our tax obligation as noted above.

Cash flows from Company's operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

With respect to the outstanding loans to our Chairman, we do expect this indebtedness to be repaid in cash on or prior to the maturity date, July 1, 2014 .  We have again discussed this matter with Mr. Zhang, and he has assured us that the note will be paid at maturity.  Our confidence that the note will be repaid on schedule is based, in part, on Mr. Zhang's written commitment to that effect in the agreement which he recently signed.  Our confidence is also based on the significant consequences that would accrue to Mr. Zhang if he were to default.  Mr. Zhang is the majority owner of this Company.  A default by him would have an overwhelming impact on the value of our stock.  We expect the value of our stock in the year 2014 to be a multiple of the amount of the outstanding debt.  Thus, a default by Mr. Zhang would decrease the value of the stock by much more than the amount of the outstanding debt.

The following summarizes the key components of the Company’s cash flows for the nine months ended September 30, 2012 and 2011:

	Nine months Ended September 30,
	2012	2011
Net cash provided by operating activities	$1,173,140	$2,298,468
Net cash from investing activities	(1,171,115)	174,846
Net cash used for financing activities	-	(2,449,629)
Effect on cash of exchange rate changes	2	(16,053)
Net change in cash	2,027	7,632
Cash Balance (Beginning of Period)	1,860	4,069
Cash Balance (End of Period)	$3,887	$11,701

The net cash provided by operating activities for the nine months ended September 30, 2012 was $ 1,173,140 , compared with $ 2,298,468 for the nine months ended September 30, 2011. The reduction of $ 1,125,328 was largely due to a substantial decrease in deferred revenue.  This was partially offset by the increase in net income and a decrease in accounts receivable.

The effect on cash of exchange rates was insignificant for the comparable periods.

New cash (consumed) provided for investing activities for the nine month period ended September 30, 2012 was $ (1,171,115) compared with $ 174,846 provided for the prior period.  The amount reflects advances made by Dwarf Technology to its sole shareholder during the respective periods.  Net cash used for financing activities was nil for the nine month period ended September 30, 2012 compared with $2,449,629 for the prior period, the result of a dividend paid.

The difference between the closing balance of cash and cash equivalents for the nine months ended September 30, 2012 and 2011 is due to the reasons mentioned above.

Results of Operations (Audited) for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table sets forth key components of the Company’s results of operations for the periods indicated in dollars. The discussion following the table addresses these results.

	December 31, 2011	December 31, 2010
Sales	$4,967,098	$3,621,943

Selling Expense	3,214,199	1,305,833
General and administrative expense	882,593	1,519,984
Total operating expenses	4,096,792	2,825,817
Operating Profit	870,306	796,126

Other Income (Expense):
Other income	85,213	264
Interest expense	(1,126)	(243)
Other expense	(375,468)	(230,485)

Income Before Income Taxes	578,925	565,662
Net tax provision	216,664	198,929

Net Income	362,261	366,733

Other comprehensive income	4,134	47,156
Total Comprehensive Income	$366,395	$413,889

Sales. For the year ended December 31, 2011, we had sales of $4,967,098, as compared to revenues of $3,621,943 for the year ended December 31, 2010, an increase of approximately 37.1%. The increase is due to effect of an aggressive advertising sales campaign which we began in the second quarter of 2010 to promote our Bobotong platform.

Expenses. For the year ended December 31, 2011, we had total operating expenses, comprised of selling and general and administrative expenses, of $4,096,792, as compared to total operating expenses of $2,825,817 for the comparable period in 2010, an increase of 45%.

Selling Expenses. For the year ended December 31, 2011, we had selling expenses $3,214,199, as compared to selling expenses of $1,305,833 for the year ended December 31, 2010. Key components of selling expenses for the fiscal years ended December 31, 2011 and 2010, respectively were:

	2011	2010
Advertising	$688,926	$909,230
Salaries and benefits	208,721	233,501
Bonuses	1,961,570	72,556
Meals and entertainment	278,683	66,288

- Advertising expense decreased by 24% during the 2011 annual period from the 2010 period. During second quarter of fiscal year 2010, we commenced an advertising initiative which consisted of a more intensified print media campaign, coupled with the commencement of television and internet advertising, however during 2011 scaled back our advertising efforts due to the end of the aggressive campaign began in 2010.

- Salaries and benefits decreased by 11.5% during the 2011 annual period from the 2010 period. Salaries and benefits represent compensation paid to our internal sales personnel. During fiscal 2011, we have been in the process of changing to an incentive bases model..

- Bonus payments increased by 2603% for the 2011 period compared with the 2010 period. During fiscal 2011, management changed to a more incentive based model.

- Meals and entertainment increased by 320% for the 2011 period compared with the 2010 period due to increased customer contact to retain existing customers and obtain new business.

General and administrative expenses.  For the year ended December 31, 2011, we had general and administrative expenses of $882,593 as compared to $1,519,984 for the prior year. Key components of general and administrative expenses for the fiscal years ended December 31, 2011 and 2010, respectively were:

	2011	2010
Salaries and wages	$139,327	$97,810
Business tax	419,278	274,664
Bonuses	73,903	1,036,590

- Salaries and wages increased by 42.4% during the 2011 annual period from the 2010 period. Salaries and benefits represent compensation paid to administrative employees, including our officers. The increase for the 2011 annual period is due to due to significant raises to qualified personnel and the higher cost of replacement personnel.

- Business tax increased by 52.7% during the 2011 annual period from the 2010 period.  The increase for the 2011 annual period reflects the increase in taxable income during the period compared with the prior period.

- Bonuses were paid during 2011 in the amount of $73,903 compared with $1,036,590 for the 2010 period. During fiscal 2010, we paid the stated amounts primarily as bonus compensation to our President and largest shareholder.

Operating Profit. Operating profit for the year ended December 31, 2011 was $870,306 compared with $796,126 the prior annual period, which represents an increase of 9.3%. This increase is the result of the sales increase partially offset by higher selling expenses, both of which are noted above.

Other expense consists principally penalties on unpaid income and business taxes. For the year ended December 31, 2011, we had $375,468 in other expense compared with $230,485 for the prior annual period.

Provision for Income Taxes.  The tax provision for the year ended December 31, 2011 was $216,664 compared to $198,929 for the 2009 period.  The increase reflects our comparatively higher pretax income for  2011.

Other comprehensive income represents income (loss) on foreign currency translations.  For the year ended December 31, 2011, we had $4,134 in other comprehensive income compared with other comprehensive income of $47,156 for the prior annual period. The increase is due to the strengthening of the Chinese Yuan (RMB) against the US Dollar.

Total Comprehensive Income. For the reasons discussed above, we had total comprehensive income for the period ended December 31, 2011 of $366,395 compared with $413,889 for the prior annual period.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, we had negative working capital of $7,211,638 compared with negative working capital of $3,639,258 as of December 31, 2010. This negative result was caused by a $2,450,987 increase in the amount of deferred revenue, which is classified as a current liability and an increase of $1,671,530 in the amounts due for unpaid business and income taxes.  Although deferred revenue is classified as a current liability, it will not require the use of liquid resources as, with the passage of time, it will be transferred to recognized revenue.  The unpaid taxes will require the use of liquid resources, which is described above.

Our primary uses of cash have been for selling and marketing expenses and employee compensation. The main sources of cash have been from customer sales. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

•	An increase in working capital requirements to finance the growth of our Bobotong platform,
•	Addition of administrative and marketing personnel as the business grows,
•	Increases in advertising, public relations and sales promotions as we push our platform into new and existing geographical markets,
•	Software development and the purchase of servers as commensurate with the increased usage of our platform, and
•	The cost of being a public company and the continued increase in costs due to governmental compliance activities.

The Company currently generates its cash flow through operations which it believes will be sufficient to sustain current level operations for at least the next twelve months. To date, the Company’s cash flow has been negatively impacted by loans to Mr. Zhang. In July 2012, Mr. Zhang has agreed to not receive any further borrowings from the Company. This additional cash flow will allow us to meet our ongoing requirements for the next 12 months.  However, to increase our business as noted in the above trends, an injection of capital is required.  Our best estimate of this capital injection is as follow:

To meet our expansion plans, as noted in the above trends, we need a $1,000,000 capital infusion.  The use of proceeds would include the following:  $650,000 to increase advertising, public relations and sales promotions in order to significantly increase the Bobotong platform into new and existing geographical markets; $150,000 to increase administration and marketing personnel; $100,000 to increase infrastructure for the Bobotong platform and $100,000 for software development and increase in the number of servers needed for the Bobotong platform.

Advances have been made from time to time to our chief executive officer, Mainfu Zhang.  The balances of these loans at the end of each balance sheet date are contained in Note 5 to the consolidated financial statements.  Interest is required on these balances beginning July 1, 2012.  Interest has, thus, not been accrued on any financial statements for periods prior to July 1, 2012.

Critical Accounting Policies

Consolidated Statements

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary and variable interest entity. All intercompany transactions and balances have been eliminated in consolidation.

Recognition Of Revenue

Revenue is recognized over contract lives on a monthly basis in the case of contract sales and immediately in the case of packaged software and website development.

Taxes

The Company generates its income in China where Value Added Tax, Business Tax, Income Tax, City Construction and Development Tax, and Education Surcharge taxes are applicable. The Company does not conduct any operations in the U.S.; therefore, U.S. taxes are not applicable.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

Common stock

Common stock of the Company will occasionally be issued in return for services. Values will be assigned to these issuances equal to the market value of the common stock at the applicable measurement dates.  A Measurement Date is defined under pronouncements of the Financial Accounting Standards Board (FASB) which state the criteria to be used for the valuation of stock issued for goods and services.

Stock Options

Stock options, if issued, will be valued at fair value on the dates of issuance using a Black Scholes valuation model, in accordance with pronouncements of the FASB.

Recently Adopted Accounting Pronouncements

Management believes that none of the recently adopted accounting pronouncements will have a material affect on the Company financial position, results of operations, or cash flows.

Other Comprehensive Income

The Company reports as other comprehensive income revenues, expenses, and gains and losses that are not included in the determination of net income. Resultant gains and losses during the years 2010 and 2009 are all the result of translations of Chinese currency amounts to U.S. dollars.

Foreign Currency Translation

All Company assets are located in China. These assets and related liabilities are recorded on the books of the Company in the currency of China (Renminbi), which is the functional currency. They are translated into US dollars as follows:

(a) Assets and liabilities, at the rates of exchange in effect at balance sheet dates;
(b) Equity accounts, at the exchange rates prevailing at the times of the transactions that established the equity accounts; and
(c) Revenues and expenses, at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in other comprehensive income.

Product Warranties

Refunds to users are rarely made and are made only at the discretion of the Company. For this reason and, since revenue is recognized only as services are provided, no provision is needed for possible withdrawals.

Segment Reporting

Management treats the operations of the Company as one segment.

OUR CORPORATE STRUCTURE

Our organization was structured to abide by the laws of the PRC. Its structure is depicted below:

We were organized under the laws of Arizona on January 21, 2011. Dwarf Management was organized under the laws of the PRC on March 1, 2011 as a wholly foreign owned enterprise. Hangzhou Dwarf Technology Ltd. (“Dwarf Technology”) was organized under the laws of the PRC on March 28, 2007.

Dwarf USA owns 100% of the issued and outstanding capital stock of Dwarf Management. On March 11, 2011, Dwarf Management entered into a series of contractual agreements with Dwarf Technology, and its shareholders, in which Dwarf Management effectively assumed management of the business activities of Dwarf Technology. The contractual arrangements are comprised of a series of agreements, including a Voting Rights Agreement, Option Agreement, Equity Pledge Agreement, Consulting Services Agreement and Operating Agreement, and, through which Dwarf Management has the right to advise, consult, manage and operate Dwarf Technology for a quarterly fee in the amount of 100% of Dwarf Technology’s quarterly, after tax net profits. Additionally, Dwarf Technology’s shareholders have pledged their rights, titles and equity interest in Dwarf Technology as security for Dwarf Management to collect consulting and services fees provided to Dwarf Management through an Equity Pledge Agreement. In order to further reinforce Dwarf Management’s rights to control and operate Dwarf Technology, Dwarf Technology’s shareholders have granted Dwarf Management the exclusive right and option to acquire all of their equity interests in Dwarf Technology through an Option Agreement.  As a result of these agreements, the Company has consolidated Dwarf Technology’s operating results, assets and liabilities within its financial statements.

BUSINESS

The Company

Our headquarters are located in Hangzhou, in the Province of Zhejiang, PRC, as depicted on the map below:

We are an e-commerce and IT solutions provider to small and medium sized enterprises (SMEs) in the PRC, however, substantially all of our business to date has been generated in the Province of Zhejiang. Our main offices are located in Hangzhou which generally regarded as the e-commerce capital of the PRC. In March 1990, the PRC State Council established the Hangzhou Hi-tech Industry Development Zone (called Hi-tech Zone) within the city. As a result, Hangzhou is a leading high tech center in the PRC. The Hi-tech Zone features more than 30 universities including the famous Zhejiang University and China Academy of Fine Arts, 19 scientific research institutes, 9 state-level specialized key labs and three state-level enterprise-based technical research centers.

Market Information

Our target market consists of small and medium sized enterprises (SMEs) located in the PRC. Since our inception, substantially all of our business has been generated from SMEs located in the Province of Zhejiang. As part of our growth strategy, we intend to expand our business by targeting SME’s in the Provinces of Jiangsu and Yangtze River Delta. Generally, SMEs have employees totaling between 50 and 250. SMEs in the PRC are an outgrowth of the economic reform and the resulting business privatization which began over 25 years ago. Today, SMEs account for approximately 99% of all business in the Zhejiang Province and 84% of the total industrial output in the Province.  According to the published data from Zhejiang Province Business Bureau, in 2009 there were more than 2.6 million businesses in the Province of Zhejiang alone, of which 99% were SMEs. We believe that SMEs in the Zhejiang Province alone represent a significant market for our product and services.

We have found that many SMEs in Zhejiang generally do not have the marketing skills nor internal resources to promote their products to the marketplace beyond traditional marketing methods, such as print advertising and word of mouth. In addition, the increase in competition has encouraged SMEs to seek a broader and a more cost efficient methods of doing business.   As result of these factors, we believe that our China Bobotong provides an e-commerce component to the marketing efforts of SMEs enabling these companies to expand their marketing efforts to more contemporary methodology. These companies can increase their visibility and reach out to new customers beyond their traditional customer base. Dwarf Technology has developed the Bobotong software platform to address this huge market opportunity of the potential massive volume of electronic transactions and e-commerce.

Search engine usage has growth significantly in the PRC in recent years, and the future usage appears to be significant as well. According to iResearch Consulting’s China Search Engine Analysis Report 2008-2009, the total revenue of search engine market in China will reach RMB 15,610,000,000  (US$ 2.3 billion) in 2011 with the growth rate of 55.5% versus RMB 10,040,000,000 (US$ 1.5 billion) in 2010.

http://www.iresearch.com.cn/Report/view.aspx?Newsid=131516.

iResearch forecasts a positive growth of China search engine market in 2011 and beyond as Chinese economic situation gradually recovers. The return of the long term advertisers and the continual commitment from the major brand advertisers, who have seen the effectiveness of search engine marketing during the economic crisis, will bring positive impact to the China search engine market growth. Meanwhile, iResearch has also forecasted that China’s search engine market size of 2012 will experience a growth rate of 62.2% considering the industry’s short-term adjustment in the advertisers.   The search engine market is expected to continue its growth in the upcoming years.

According to China Online Advertising Research Report 2009-2010 published by iResearch Consulting, China online advertising market size by revenue has reached RMB 20,610,000,000 (US$ 3.08 billion) exceeding the market size of RMB 20,000,000,000 (US$ 2.99 billion) in 2009 with the growth rate of 21.2% over that of 2008.  The market continues to grow in 2010 as indicated in the above graph.  With the rapid growth of China e-commerce market, the expansion of the internet users,  and the growing popularity of online shopping,  iResearch Consulting believes that the e-commerce market will attract more advertisers to choose the internet media to advertise, which will surely advance the further development of the overall online advertising market, as indicated in the above graph.

OUR BUSINESS
General

We are a leading e-commerce B2B platform in the Province of Zhejiang, PRC. Our search engine is a powerful e-commerce tool connecting industry buyers and sellers in the SME market. To a lesser extent, we offer a broad range of IT services to SMEs, such as website development and hosting, search engine optimization, application software development, ERP (Enterprise Resource Planning) and CRM (Customer Relationship Management).

Our Bobotong web-site is www.4006009090.com, and our company web-site is www.4006009090.cn/en/.  The information contained on our web-sites do not form part of this prospectus

Our business model is depicted in the diagram below:

We commenced our business in 2007 concentrating on providing IT services to SMEs in the Zhejiang Province. During the first quarter of 2008, we initiated development our China Bobotong platform and in the first quarter of 2009, we commercially launched the platform. Sales from our Bobotong platform, along with its percentage of total sales, have increased on a year to year basis since 2009. Sales are recognized ratably by month over the contract period.  For example, a Bobotong contract sale which occurs on February 1, 2012 with a contract period of one year would be recognized as revenue ratably over a twelve month period ended January 31, 2013. Thus, for fiscal year 2012, we would recognize as sales 11/12th of the total contract revenue.

The following table illustrates the increase in sales on a year to year basis and includes a percentage of total sales:

Year	Sales	% of Total Sales
2011	$4,159,784	56.4%
2010	$1,307,114	30.2%
2009	$252,945	11.6%

Initial sales (executed contracts) from our China Bobotong site approximated $4,159,784 for the fiscal year ended December 31, 2011 and represents 56.4% of total sales for 2011.  Initial sales from the Bobotong site for the year ended December 31, 2010 approximated $1,307,114 and represents 30.2% of total sales for the period.  Initial sales from the Bobotong platform for the three months ended March 31, 2012 totaled $1,298,957 and represents 58.1% of total initial salesIn the future, as our China Bobotong platform usage increases, we expect to expand into other provinces throughout China.

China Bobotong Platform

China Bobotong (www.4006009090.com) is a leading e-commerce B2B platform for SMEs located in the Province of Zhejiang. Our platform is designed to connect and facilitate transactions between industry buyers and sellers. Our search page is displayed below:

Using our platform, an industry seller can register for a fee various keywords and phrases, such as its company name, brand, trademark, products or services among others which it considers emblematic of its business. Similar to a search on most other search engine sites, results on China Bobotong are displayed in a hierarchy position on the search results page based on our proprietary algorithm which is influenced by our registration policy. Keywords and phrases are registered nationally, in one or more provinces, or in one or more regions (large cities). Nationally registered words are the highest priced and receive top ranking on the results page, followed by provincially registered and then regionally registered.

The top three results on a search results page are described below:

- National- Seller’s with nationally registered keywords covers searches implemented across the nation and that keyword always receives the top ranking in search results page.

- Provincial - Seller’s with provincially registered keywords covers searches implemented in the designated  province or provinces, and for all searches from the designated province that keyword always receives a second ranking in the search results page.

- Regional - Seller’s with regionally registered keywords covers searches implemented in the designated region or regions, and for all searches from the designated region that keyword always receive the last ranking in the search results page. Holders of identical keywords or phrases registered outside the select region or regions are not displayed.

Our software also displays other sellers with related keywords on our search results page below the top three ranked sellers. This ranking is based on our proprietary algorithm.

Our site also provides an online reporting tool for each Seller which displays at any given time or period a list of all the inquiries  date and time of inquiry, and the alliance web site, if applicable, or the originating phone number.

The platform supports business searches in two different networks - internet and telephon. The Company plans to implement short message service (SMS) technology in the near future, however, recent regulations have delayed the introduction of this feature.  The below diagram depicts the application of the platform across the three networks:

•
Internet - A prospective buyer can submit a search request on Bobotong website which functions similar to a Google search but uses Bobotong’s own proprietary search technology.  The search results page will rank the sellers coincident with their level of coverage as described above.  The search enables the buyer access to the  seller’s website where he may contact the seller directly. In addition, we display a phone icon next to the listing of each  seller. The buyer can click on the icon and enter his phone number in the prompt which will then connect the buyer to our call center. Call center operators then can conference in the buyer for a direct B2B conversation. Alternatively, if the seller is not available, call operators will leave a message with the seller which will enable the seller to make subsequent contact with the buyer.  We provide manual call forwarding with our live operators during our hours of operation (9 am to 5 pm) and automated, after hours call forwarding.

•
SMS - A prospective buyer can submit a keyword search by sending a SMS text to Bobotong from any mobile phone.  The text will be received at the Bobtong call center. Our operators in turn will search for a seller using our search engine. Search results are returned to buyer via a text. The results will include a list of sellers based on the hierarchy results, along with corresponding phone numbers.  The SMS capability of Bobotong is currently in development. Recent government regulations regarding SMS applications have delayed the introduction of this feature.  Once implemented, the service is expected to be available 24/7 for users.

•
Telephony – We maintain a professional call center to facilitate B2B information and transactions. A prospective buyer may contact our call center in response to a specific internet or SMS search as discussed above, or as a separate dial in query. If the call is generated from an internet or SMS search, our operator either can connect the prospective buyer with a seller or if the call is after business hours, leave a voice message for seller. If the call is not a result of an internet or SMS search, our operator will receive the product specifics from prospective buyer and conduct an immediate internet search based on information received from the prospective buyer. The search results will be conveyed to the prospective buyer, and if necessary, the operator will connect the prospective buyer with a seller or leave a message with the seller.

Our call center is located at our headquarters and it is staffed with five trained specialists. Our hours of operations are 9 am to 5 pm local time. During the fourth quarter of 2011, we plan to expand our staffing hours to 24/7, consisting of three, eight hour shifts.

In September 2007, we also obtained an evaluation of our China Bobotong software from Zhejiang Electric Product Inspection Institute which concluded that our software meets standards implemented by the Ministry of Information Industry and our regional government in Zhejiang.

Our platform has been tested and deployed across the networks of the five major telcom operators in the PRC, China Mobile, China Telcom, China Unicom, China Netcom and China Tietong. During 2007, the Science and Technology Novelty Retrieval Department of Ministry of Education, which is a government testing agency, published a report on our Bobotong product. The report stated that the China Bobotong maintained the following innovations:

•
Adopts the relation description and organization mechanism in view of the cross-media business information characteristic data of OEM model and supports the comprehensive service mode of mass goods resource data and text, voice, image and video of business information.

•
Builds semantics relation forms of goods resource and business information in view of XML and Ontology technology, and then support the quick and corrects matching of goods supply and demand information in the platform through the basis of Agent technology of the supply and demand semantic matching.

•
Based on the technology of voice-call forwarding recall, binds the business information key words with business contact phone, absorbs the merits of voice search and web text search, achieving the particular Key Words Paging technology and business mode and supporting the cross-network business opportunity search of integrating Telephone Network, Internet and Mobile Network and multi-channel business IM service.

Bobotong Pricing and Advertising

Keywords to our China Bobotong platform are sold on a regional, provincial and national territorial basis. Each subscriber pays a fixed price per annum per keyword. The annual price ranges from $150 to $900 dependent on whether the client registers the keyword on a regional, provincial, or national basis. We also offer advertising on our web-site to our clients. Advertisements are located on the search results page of our web-site.

Benefits of Our Platform

Key benefits that our platform offers to clients are as follows:

-Nationwide access. We provide access to potential buyers nationwide. While most of our clients are located in the Province of Zhejiang, a potential buyer located in Beijing can access our platform to find business connections mostly located in the Zhejiang.

-Ease of Use. We believe that our platform is a powerful, user friendly business tool that facilitates transactions within the business community.

-Business only information. Search results from our platform are narrow, business specific information and are not cluttered with extraneous information commonly found on a typical search engine results page.

-Return on investment of marketing dollars.  Many advertising dollars are spent ineffectively by delivering content that is not directed to the proper audience. Searches on our platform are generally initiated by third parties interested in purchasing a product where the purchasing decision has already been made by the user.

-Control over marketing efforts. Our clients have complete control over how they market and promote their products by their keyword selection. They can register as few or as many words as necessary to meeting their financial constraints.

-Access to our alliance partners. As discussed below, we have over 1,000 alliance or trade partners wherein our Bobotong search engine is embedded in the web-site of these associations.

-Usage reports. We provide valuable usage reports to a keyword registered seller. These reports detail the number of inquires at any given time and the origination of each inquiry, among other information.

Technology

Our search engine technology, while relatively unique in its application, is unlike other leading search engines, such as Baidu, Google® or Yahoo®, as we do not attempt to search the universe of web-pages and images with a purpose of indexing them through their proprietary algorithm. Rather, our searches index our client’s relevant company information using our proprietary algorithm and exclude all product information unrelated to a registered seller.

Growth Strategy

We believe that key factors influencing the success of our Bobotong platform are as follows:

•
The Number of Annual Keyword Registrations. We continually strive to increase the number of industry sellers that register keywords with us.  Our ability to attract industry sellers and thus, keyword registrations, is directly tied to our marketing efforts.

•
Traffic at our Bobotong platform. We also strive to drive traffic to our site, www.4006009090.com.. Traffic to our site originates from our marketing efforts. It also originates from existing users and from our affiliations with various trade organizations. We believe that our advertising campaign also increases site awareness for prospective buyers, including members of the various trade organizations.

As stated in Marketing and Promotion of Bobotong below, during second quarter of 2010, we substantially increased our marketing and promotional efforts, and during this same period, we also improved the quality of our internal sales persons. We expect to maintain our current levels of our promotional, marketing and sales efforts.

Since its initial launch, the following information relates to the year to year growth that we have experienced at our Bobotong platform:

Sales from the Bobotong platform*	Year
$4,159,784	2011
$1,307,114	2010
$ 252,945	2009

* Amount includes advertising revenues from our Bobotong site.

Sales from the Bobotong platform* as percent of Total Revenues	Year
56.9%	2011
30.2%	2010
11.6%	2009

* Amount includes advertising revenues from our Bobotong site.

Keyword Registrations	Year
272,789	2011
244,333	2010
69,600	2009

Marketing and Promotion of Bobotong

Our marketing and promotional efforts of our Bobotong platform targets two principal areas; keyword registrations to prospective to industry sellers and platform usage to industry buyers.  Prior to 2010, our marketing and promotional efforts were insignificant. During the second quarter of fiscal 2010, we placed a higher emphasis on our marketing and promotional efforts. During this period, we implemented a more aggressive marketing and promotional plan for both sides of our Bobotong platform. For fiscal 2010, our marketing and promotional expenditures increased to approximately $900,000 compared with approximately $3,000 for fiscal year 2009. During fiscal 2011, our marketing and promotional expenditures decreased to approximately $700,000 for the annual period. We expect that our marketing and promotional expenditures for 2012 will approximate our 2011 expenditures. In addition, during this same period, in an effort to attract and maintain more qualified internal sales persons, we increased the compensation package (commissions, salary and bonus) offered to our sales personnel.  We believe that the concomitant effect of these two measures has lead to an increase in revenues from our Bobotong platform.

Keyword Registrations.

We market the keyword registration side of our Bobotong product principally through the following channels;

•           Internally though our sales department,
•           Externally through a network of independent sales agents, and
•           Externally through relationships with various trade groups and alliance partners.

Internal Sales Team. We have over 20 sales persons that solicit customers by telephone. We obtain call lists from local company directories provided by third parties and from local business bureaus. Our sales personnel concentrate on soliciting clients for our Bobotong search engine, however, in the course of their discussions they also may promote the IT services that we deliver as well. Our sales team is located at our headquarters and is supervised by 3 sales managers. Our sales personal receive a combination of a fixed salary and bonus for sales consummated by their efforts. As discussed below, part of our internal sales team also solicit trade alliances.

Independent Sales Agents. We have a network of independent sales agents. These agents represent our primary sales channel for our Bobotong product and IT services.  Similar to our sales team, the main thrust of the independent agents is the sale of our Bobotong product. As of September 30, 2012 , we have approximately 300 independent sales agents marketing our product. Each agent generally maintains a staff of 20 sales persons. We enter into formal agreements with our agents. Agreements extend for one year and are renewable annually. Agents are not required to work exclusively for us, however, they are required pay a minimum annual fee ranging between $800 and $3,200. The amount of the fee is dependent on the size of territory and level of discounts afforded an agent. Generally, a higher annual fee translates to a larger sales territory and/or the greater product commission rate.  The annual fee is non-refundable and is offset against futures sales. Agents receive a commission of between 70% to 90% off the retail price of key word registrations. Territories are segmented by city, region (ie county) or province, however, there are no exclusive rights to any territory. We attract new agents by holding regional seminars from time to time.

Trade Alliances. We also have established relationships with over 1,000 trade groups and alliance partners which span across a number of industries. We use our internal sales team to promote our platform to various trade groups and alliances. Key alliance partners are set forth below:

Industry	Alliance Partner	Web Site
Home Furnishing	China Home Furnishing and Textile Network	www.hometex114.com
Chemical and Energy	China Chemical Enterprise Network	www.hgqyw.com
Chemical and Energy	Lian Ying Chemical Network	www.lyhuagong.com
Gift and Souvenir	China Gift Network	www.lpc8.com
Toy	Toy Wang Wang Network	www.toysww.net
Building Construction	China Building Construction Network	www.archcn.com
Electronics	China Electronic Instrument Network	www.cndz17.com
Building Materials	China Air Conditioning Network	www.zjcools.cn
Building Materials	China Lock Net	www.locknet.com.cn
Food and Beverage	China Food Network	www.foooood.cn

These alliance partners act as sales agents and sell our Bobotong platform to their members. Similar to sales agents, they receive a commission of between 70% to 90% off the retail price of key word registrations.  Memberships at these alliances range from 5,000 to 100,000 members. We have embedded our Bobotong search tool in the home page of these various alliances.  This enables their members to use our Bobotong search engine to obtain products or services that members likely may need in their businesses.  We also believe that this feature generally promotes familiarity with our platform which leads to increased key word registrations and site usage.

An example of a China Bobotong search deployed on one of our 1,000 strategic alliance web sites,  www.Hi.cc, is shown in the below diagram.  Hi.cc is a multi-industry trade group that offers a variety of products from light industrial to consumer products.  The below example shows that the China Bobotong search box is prominently displayed on the site and the search results are listed after a search for “flower packaging material” has been executed.

Platform Usage.

We market our site usage to prospective industry buyers and sellers through a combination of print and outdoor media, along with television and internet advertising.

Print and Outdoor Media. We advertise in various trade journals and newspapers, including local and regional newspapers, Jinri Morning Post, Qian Jiang News, City Express and Yiwu Business Journal, a regional trade journal. We also have secured a few locations in Yiwu and Hangzhou for billboard and outdoor light box advertising which features our Bobotong products.

Internet Ads.  Our internet advertising consists of publishing articles in internet news channels including Sina Finance, Sohu Finance and Yahoo. We also run pictorial ads during selective exhibitions such as Shanghai Expo and trade shows in Zhejiang.

TV Ads. We run infomercials and place television ads with local and regional TV channels, such as Yiwu TV Channel, a local business channel in the Zhejiang market.  Our primary strategy is to raise our visibility with special programming of our company overview and interviews of our management.

The combined effect of our advertising efforts creates a overall brand awareness for our company, and drives user traffic to our Bobotong platform. We expect to  continue the above stated advertising measures for the foreseeable future.

In addition to the above advertising efforts, we believe that our arrangements with the over 1,000 trade alliances, in addition to being a key marketing tool for keyword registrations, also creates greater brand and site awareness of us.  We believe that this awareness results in greater site usage from the buyer side among the alliance members.

IT Services

Industry Overview

IT application software provides organizations with the ability to streamline, automate and integrate a variety of business processes, including financial, supply chain, human resource, project and resource, and customer relationship management. To date, our major focus has been SMEs (small and medium sized enterprises) located primarily in the Zhejiang market, and to a lesser extent, the Shanghai, Jiangsu and Yangtze River Delta markets.  According to published data of SMEs from Zhejiang Province Business Bureau, there were more than 2.6 million enterprises located in Zhejiang in 2009, of which 99% were SMEs.

The unique characteristics of SMEs create special requirements for their business applications that frequently surpass the capabilities of generic applications software packages. Most SMEs require products and applications more sophisticated than off the shelf products. These products and applications are integrated software applications that automate end-to-end business processes across each stage of the product lifecycle.  We believe that with the rapid development of online economy in China, the small and medium enterprises (SMEs) are becoming increasingly aware of the value of e-commerce and IT applications to their businesses. We believe that e-commerce needs of SMEs are more pervasive than providing simple product solutions, such as an elementary website providing basic online information about their company.

Overview of Our Services.

We began our operations in 2007 providing a range of IT services, such as website and application development, server hosting, enterprise resource planning (ERP) and customer relationship management (CRM).  In 2008, we began developing our China Bobotong platform.  In the first quarter of 2009, we commercially launched our B2B platform.  During the first quarter of 2011, we shifted a significant amount of our financial and technical resources to our China Bobotong platform and de-emphasized our focus on IT services. Going forward, we expect that our Bobotong business will grow at a faster rate than our IT business, although we will continue to provide IT services to our clients.

We provided specialized e-commerce software to our clients and primarily use our in-house software, although from time to time, we customize off-the-shelf software for a client. Our clients require specialized software to help them automate their unique business processes around the engagement, execution and delivery of products and services. Our software enables them to enhance the control that they have over their critical business processes, accurate financial information and real-time performance measurements. With our software applications, SMEs can better measure business results, optimize performance and streamline operations, thereby enabling them to attract new customers and win new business.

Our proprietary ERP application software designed by our in-house programmers and engineers provide end-to-end business process management. The software streamlines and otherwise manages the business processes of our clients. We build our software solutions based on industry-specific requirements that plan, forecast and manage their business processes.

Our broad portfolio of software applications includes:

•
 Comprehensive financial management solutions that integrate project control, financial processing and accounting functions, providing business owners and project managers with real-time access to information needed to track the revenue, costs and profitability associated with the performance of any activity; and

•
Business applications that enable employees to more effectively manage and streamline business processes, including resource management, sales generation, human resources, corporate governance and performance management; and

•
Enterprise project management solutions to manage project costs and schedules, measure earned value,  and evaluate, select and prioritize projects based on strategic business objectives and facilitate compliance with regulatory reporting requirements.

Our Competitive Strengths

Our key competitive strengths include the following:

•
Superior Value Proposition. Our IT software architecture is modular which enables our products to be deployed as a comprehensive solution for the IT needs of our clients IT (ERP, CRM and program management) or they can be used as individual applications. This provides our customers with the flexibility to select the applications that are relevant to them. Conversely, generic “one-size fits all” applications software often requires extensive customization to add the specific functionality needed to manage complex processes. This customization often requires significantly more time and expense for the customer to install, operate and maintain the software. Because of this modular software architecture advantage, we offer very competitive priced solutions to our clients compared to our competition.

•
Extensive Industry Experience. Our skilled management and technical team have extensive knowledge and industry expertise. Our significant subject matter expertise enables us to develop, implement, sell and support applications that are tailored to the existing and future needs of our SME customers.

•
One-Stop-Shop. We are a one-stop-shop IT and e-commerce solution provider. We have leveraged our B2B platform and our other e-commerce services such as web-site design and server hosting. We assist our clients from marketing their products to building and enhancing their online storefront to optimizing their back-office operation.

•	Competitive Pricing. Due to our modular software, we are able to offer competitively priced solutions to our client compared to the competition.

Our Business Strategy and Growth Opportunities

As mentioned, although we expect that a substantial portion of our future business growth will emanate from our Bobotong platform, we do expect to continue to provide our current suite of IT services. The following measures represent our future plans for our IT business:

•
Expand Penetration of Established Markets. We believe that our strong brand recognition and leading market position within the SME market in Zhejiang provides us with significant opportunities to expand our sales this market.

•	Expand Within Existing Customer Base. We seek to increase IT sales by cross selling to our existing Bobotong customers.

•
Broad Product Offering. We offer a broad range of IT software applications addressing a variety of business processes and regularly introduce additional functionality to further expand the capabilities of our applications as well as simplify and accelerate deployment of our existing products.

•
Create Presence in New Markets. We believe that our experience and success in attaining leadership in a number of key e-commerce industries in Zhejiang provides us with the opportunity to penetrate additional markets, such as Jiangsu and Yangtze River Delta.

Our Products and Services

Products

We are a leading provider of IT application software and related services designed and developed specifically for SMEs. Our IT services provide customized  application software to meet our clients meet clients’ needs on budget and time. Our IT services consist primarily of providing software applications such as enterprise resource planning, customer relationship management to our clients. We also provide web-site development, management and hosting and server management.

We provide integrated solutions that are designed to meet the evolving IT needs of the SMEs. These SMEs use our software to automate critical business processes across all phases of the product lifecycle, including business development, project selection and prioritization, resource allocation, project planning and scheduling, team collaboration, risk mitigation, accounting, reporting and analysis.

Our portfolio of applications is designed to provide the following benefits to our customers:

•
Streamline Business Operations. Primarily, our applications allow clients to improve overall business processes by consolidating the flow of pertinent business information, lowering their transaction processing costs, and automating key business processes.

•
Improve Corporate Decision Making. Due to the consolidation of business information, corporate decision makers are able to analyze multiple facets of their businesses in real-time. This results in improved decision making throughout the enterprise.

•
Optimize Existing Resources. Our applications optimize existing resources by automating scheduling, allocation, budgeting and forecasting of resources across the enterprise.  This enables management to analyze fee structures, staff allocation and project budgets and timelines.

•
Develop Strong Customer Relationships. Our CRM applications generates higher demand for our services, builds stronger relationships with our customers, and better manages the project pipeline, such as proposal automation and accurate estimation of proposed services.

Customers

Our target customers are the small and medium enterprises or companies (SME located principally in Zhejiang, and to a lesser extent Shanghai.  The customers for our IT software generally are users of our Bobotong platform.  Based upon the data published by Zhejiang Province Business Bureau in 2009, there are more than 2.6 million enterprises just in Zhejiang.  Our plan is to grow our professional services in current market and expand to Jiangsu and Yangtze River Delta where a high concentration of SMEs exists similar to that of Zhejiang and Shanghai.

Our customers represent a wide range of industries including fashion, clothing, textile, home furnishing, building materials, industrial chemicals, industrial equipment, food and beverage, gifts and jewelry, and consumer electronics among other industries.

Sales and Marketing

We sell our products primarily through our own sales force. Our direct sales force consists of experienced software sales professionals organized by customer type (for example, new vs. existing) under common leadership. The sales teams all operate under a common sales methodology that focuses on the individual markets and customers we serve. We also cross sell to our existing Bobotong customers.  We have trained our internal sales force so they can effectively identify IT application software opportunities and pass them onto the product managers to understand customer’s needs and to develop a proposal of a solution to address their specific requirements.

We engage in a variety of marketing activities, including market research, product promotion and participation at industry conferences and trade shows, in order to optimize our market position, enhance lead generation, increase overall brand awareness, increase our revenues within key markets and promote our new and existing products.

Technology

In the development of our software, we use broadly adopted, standards-based software technologies in order to create, maintain and enhance our IT software solutions. Our solutions are both scalable and easily integrated into our customers’ existing information technology infrastructure. Our software design and engineering efforts are tailored to meet specific requirements of the SME customers and provide the optimal experience for end users who interact with our software to accomplish their requirements.

Our technical staffs develop and build custom IT solutions for our clients using J2EE language as well as standard-based technologies like ORACLE, XML, CTI, PHP, C#, MYSQL and etc. Since our SME client’s business requirements are different from each other, we provide the application software customization for each of them to meet their specific needs. For example, we will use our in-house developed enterprise resource planning solution to add specific functionalities or to customize the user interface to meet our customer’s requirements. This approach will provide our clients a timely solution at a very competitive cost.

Competition

Our Bobotong platform faces indirect competition from traditional, well know search engines companies like the world-wide industry leader, Google.com, or the leading search engine in China, Baidu.com. Traditional search engines are more focused on the B2C marketplace and transactions, while our focus is exclusively B2B. Thus, we feel that our target customer generally is not likely to subscribe to a traditional B2C search engine as a means to promote and sell their products.  We do, however, face more direct competition from one B2B search engine in the PRC called Mainone (www.B2B.cn).  We maintain a competitive advantage over our competitor due the attributes of our platform and our pricing policy.   Our Bobotong platform is the only three-in-one search engine in the PRC market. In addition, our keyword registrations are priced moderately to substantially lower than our competitor. As a result of these two key factors, we believe that we maintain a competitive advantage over our search engine competitor.

With respect to our IT services business, however, we face significant competition from a number of companies some of which are well established and have substantially greater resources than our company. We believe that we compete effectively in this aspect of our business due to our competitive pricing, and technical and market expertise.

Employees

As of March 31, 2012, we had approximately 34 full time employees and 3 officers, including our chairman, chief financial officer and chief executive officer. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees. We also have contracts with third party software providers from time to time to develop software applications in accordance with our specifications.

Properties

Our corporate offices are located at No. 10/Floor, Weixing Building, No. 252 Wensan Road, Hangzhou, Zhejiang Province under three year lease agreement terminating in March 2012. The office space consists of approximately 630 square meters. Annual rent for fiscal year 2011 is approximately $61,000. The property is owned by the Company’s President. Amounts due under the lease agreement are credited against the outstanding account receivable from the officer.

Equipment and Equipment Suppliers

Presently, the Company owns 5 servers which are located at our headquarters. These servers are maintained under service agreements with third parties.

The Company purchases its servers and computers from various large suppliers like Dell and Lenovo, among others. The Company purchase products from its suppliers on an “as needed” basis and presently does not believe the loss of any one supplier will have an adverse effect on its business.

Software Development

Our Bobotong software has been developed internally by our engineers and developers and through collaboration with third party developers. We retain ownership to all work product developed internally and by third parties. We will maintain this development strategy for future software products. Our development team has expertise in software and database programming, web application, browser, and desktop technologies.

Intellectual Property

We were granted trademark protection from PRC authorities for the names and logo of “China Bobotong”.

Trademark	Date of Filing	Registration No.
China Bobotong (Chinese)	May 21, 2010	6100853
China Bobotong Logo	May 21, 2010	6100854
China Bobotong	March 7, 2010	6100855

We have registered two software applications with the PRC authorities with respect to various aspects of our business. Under PRC Copyright Law, a copyright protects both the design of a software product and the name of the product. Copyrights are granted for a term of 50 years from the date of first publication.

Name of Software	Date of Filing	Registration No.
Copyright of Computer Software Business Information Matching and Interactive Software V1.0	November 23, 2007	2007SR18545
Large Market Software V1.0	July 31, 2007	2007SR18545

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Government Regulation

Operating License
Our business is subject to regulation by governmental agencies in the PRC. Business and company registrations are certified on a regular basis and must be in compliance with the laws and regulations of the PRC and provincial and local governments and industry agencies, which are controlled and monitored through the issuance of licenses and certificates.

We have received a business license from Hangzhou Administration for Industry and Commerce, under the registration No.  330102000006719 and it is valid from March 28, 2007 through March 27, 2027; we have also received a tax permit and corporation organization permit, under no. 330100799660252, valid from July 5, 2010 without expiration and under no. 79966025-2, valid from June 25 2010 to June 25 2014, respectively.  Our operating license and permits enable us to conduct our business as Dwarf Technology in China. The license and permits are eligible for renewals.

Our business is not subject to environmental rules or regulations.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by SAFE (State Administration of Foreign Exchange): Under the Foreign Currency Administration Rules, foreign invested enterprises are required to complete the foreign exchange registration and obtain the registration certificate. Dwarf Technology has not complied with these requirements because Dwarf Technology is a domestic enterprise and is not required to comply with these requirements. However, Management is wholly foreign owned by Dwarf Technology Holdings, and is required to possess a SAFE registration certificate. Dwarf Management has obtained such a certificate from SAFE under the approval no. 00350665 without an expiration date.

Under the Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under such rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

Regulation on Mergers and Acquisitions

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the China Securities Regulatory Commission (“CSRC”), the State Administration of Foreign Exchange (“SAFE”) as well as other government agencies, released a Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (“M&A Regulation”), which took effect September 8, 2006 and was amended in 2009. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules reflect greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. According to the new M&A Regulation, a related-party acquisition in which an offshore Company-owned or controlled by a PRC resident acquires a domestic company controlled by the same PRC resident shall be subject to the approval of MOFCOM.

Among other things, the M&A Regulation also included new provisions to require that the overseas listing of an offshore company which is directly or indirectly controlled by a PRC resident for the purpose of overseas listing of such PRC resident’s interests in a domestic company, known as a “special purpose company”, must obtain the approval of CSRC prior to the listing.

We believe that our current VIE structure avoids the acquisition transaction which is directly the target under scrutiny of the M&A Regulation, including the requirement of CSRC approval. No PRC regulatory authority has stated that this type of structure is subject to the M&A Regulations and we know of no similar VIE structure that has been reviewed under the M&A Regulations. Thus, in its current practice, it appears the M&A Regulation does not apply to our corporate structure.

However, the application of this M&A Regulation remains uncertain since neither MOFCOM nor CSRC has approved any Chinese company’s foreign listing. There is no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the MOFCOM or CSRC approval requirements. If the MOFCOM, CSRC or other PRC regulatory body subsequently determines that the new M&A Regulation applies to our situation and CSRC’s approval was required for this offering, we may face sanctions by the MOFCOM, CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of funds to our offshore companies, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities.

We may be subject to PRC penalties if our PRC resident shareholders including Mr. Zhang MianFu, our chairman, Mr. Ye Xizhen, our Chinese director and any future PRC shareholder, do not obtain SAFE Circular 75 approval of their ownership of our shares.

Under PRC law, a PRC resident is required to obtain approval from SAFE when such PRC resident acquires securities of a foreign company. In that respect, our PRC resident shareholders are required to obtain SAFE approval of the shares indirectly held by them. If they fail to obtain SAFE approval, we may be subject to penalties under PRC law. Failure to obtain the approval may result in restrictions on the Company, including prohibitions on the payment of dividends and other distributions to its offshore affiliates and capital inflow from the offshore entities.

We have requested our shareholders and beneficial owners who may be subject to SAFE rules to make the necessary applications, filings and amendments as required under SAFE rules. We have advised these shareholders and beneficial owners to comply with the relevant requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who may be PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE rules.

Under the EIT Law, we may be classified as a “resident enterprise” of the PRC. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The EIT Law and its implementing rules are relatively new and ambiguous in terms of some definitions, requirements and detailed procedures, and currently no official interpretation or application of this new “resident enterprise” classification is available; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We have been advised by our PRC legal counsel that we are, under the EIT Law, likely to be classified as a resident enterprise and that we are exempt from PRC income taxes because income from equity investments (such as dividends and bonuses) between resident enterprises is tax exempt.

If any PRC taxes apply to our non-PRC shareholders, a non-PRC shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. In the event we become subject to the EIT Laws, our tax obligations can be expected to increase, which would adversely affect our net income, results of operations and future growth prospects.

Dwarf Technology is regulated by the laws governing foreign-invested enterprises in the PRC. Accordingly, they are required to allocate 15% of their after-tax profits based on PRC accounting standards each year to their general reserves until the accumulated amount of such reserves has exceeded 50% of their registered capital, after which no further allocation is required to be made. These reserve funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations. We cannot assure you that the PRC government authorities will not request our subsidiaries to use their after-tax profits for their own development and restrict our subsidiaries’ ability to distribute their after-tax profits to us as dividends.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age, and position of our sole executive officer and director. Executive officers are elected annually by our Board of Directors.  Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

NAME	AGE	POSITION
Mianfu Zhang	39	Chairman of the Board of Directors, Chief Executive Officer and President
Xizhen Ye	48	Director and Secretary
Jiangling Wang	30	Chief Financial Officer
Jian Xu	30	Chief Operating Officer

Mianfu Zhang established Dwarf Technology in March 2007, and has been its general manager since its inception. He became our Chairman of the Board of Directors, Chief Executive Officer and President on March 11, 2011.  From 1995 to 2007, he was Chief Executive Officer of Yiwu Huafu Packaging Materials Company Ltd., located in Yiwu, PRC. Mr. Zhang received an MBA from Zhejiang University of Technology in 2008. As the founder of Dwarf, Mr. Zhang brings to our Board of Directors substantial and invaluable industry knowledge and experience.

Jiangling Wang has been the Chief Financial Officer of Dwarf Technology since 2009. She became our Chief Financial Officer  on March 11, 2011. From 2002 to 2007, she was the finance manager and was later promoted as vice president of finance at Hangzhou Zhong Wang Information Technology Co. Ltd. She received a BA in Financial Management from Zhejiang Technology and Business University in 2004.

Jian Xu joined Dwarf Technology in 2008 and has served in multiple key positions in the company. She became our Chief Operations Officer on March 11, 2011. From 2002 to 2008, she was employed by Ruxiang Information Technology Ltd. and Wangtong Internet Co., Ltd. where she served as marketing manager and was responsible for the development of B2B and B2C platforms of Goods Resources Network, Yiwu Market Network, China Auto Parts Network, and Global Specialty Network.

Xizhen Ye has been a Director and Secretary of Dwarf Technology Holding Inc. since March 11, 2011. He is the Chief Executive Officer of Hangzhou Longwen Media Co. Ltd. From 2007 to 2009, he served as the Chairman and General Manager at Hangzhou Haohai Media Co. Ltd. Mr. Ye brings to our Board of Directors knowledge of media and advertising industry, financial management and international marketing expertise.

Directors are elected until their successors are duly elected and qualified.

There are no family relationships among our directors or officers.

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Ethics

We currently do not have a code of ethics that applies to our officers, employees and directors, including our Chief Executive Officer and Chief Financial Officer, however, we intend to adopt one in the near future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)
Mianfu Zhang(1)	2011	25,000	9,600			8,200	42,800
Chairman, President, and	2010	22,270	1,036,590	0	0	0	1,058,860
Chief Executive Officer	2009	22,270	146,180	0	0	0	168,450

Jiangling Wang (1)	2011	15,000	4,000	0	0	5,500	24,500
Chief Financial Officer	2010	6,500	0	0	0	0	6,500

(1).	During 2010, we paid Mr. Zhang a bonus of $1,036,590 and $146,180 for fiscal years 2010 and 2009, respectively.
(2).	Ms. Wang’s employment with the Company commenced in July 2010. Her annual salary is $13,000. The amount reflects the pro-rated amount.

Employment Agreements.

Except as noted below, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

On January 1, 2008, we entered into an employment agreement with Mr. Zhang, our President and Chairman. Pursuant to the agreement, Mr. Zhang has agreed to work exclusively for the Company during the term and will receive a monthly salary of approximately $1,860 (12,000 Yuan).  The agreement expires on January 1, 2012. In addition, during 2009, 2010 and 2011, we paid Mr. Zhang bonuses of $146,180, $1,036,590 and $9,600, respectively. These bonuses were determined arbitrarily and not based on prearranged objective criteria.

On July 16, 2010, we entered into an employment agreement with Ms. Wang, our Chief Financial Officer. Pursuant to the agreement, Ms. Wang has agreed to work exclusively for the Company during the term and will receive a monthly salary of approximately $1,080 (7000 Yuan).  The agreement expires on July 15, 2012. In addition, during 2010 and 2011, we paid Ms. Wang bonuses of $6,500 and $15,000, respectively. These bonuses were determined arbitrarily and not based on prearranged objective criteria.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2011.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2011. No equity awards were made during the fiscal year ended December 31, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2011.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2011.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2011.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 31, 2011.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2011 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of the date hereof, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned. The information is based on 20,195,000 shares of common stock issued and outstanding as of this date.

Name and Address of	Amount and Nature of	Percent of
Beneficial Owner	Beneficial Ownership(1)	Class
Officers and Directors
Mianfu Zhang(2) President and Chairman	14,000,000	69.3%
Xizhen Ye(2) Director	3,000,000	14.9%
Jiangling Wang Chief Financial Officer	-0-	0%
Jian Xu Chief Operating Officer	-0-	0%
All officers and directors as a group (4 persons)	17,000,000	84.2%

5% or greater shareholders
Eastbridge Investment Group Corp.(3)	3,000,000	15%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has ownership of and voting power and investment power with respect to our Common stock or Preferred Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	The address for this person is Room 104, Dan Yuan 2, Building 12, Hua Zang Shi Street, Shang Cheng QU, Hangzhou, Zhejiang, China 310009

(3)
Address of the entity is:
Eastbridge Investment Group Corporation
8040 E. Morgan Trail
Unit 18
Scottsdale, Arizona 85258
The Board of Directors of this entity consist of Norm Klein and Keith Wong, who share such voting and investment power. Each of Norm Klein and Keith Wong disclaim beneficial ownership of such shares except to the extent of his respective pecuniary interest in such shares..

DESCRIPTION OF SECURITIES

We are authorized to issue 300,000,000 shares of common stock. As of the date hereof, 20,195,000 shares of common stock are issued and outstanding. We are not authorized to issue preferred stock.

Common stock. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding Common stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as our board of directors may determine. Each stockholder is entitled to one vote for each common stock held on all matters submitted to a vote of the stockholders. Cumulative voting is not provided for in our articles of incorporation, which means that the majority of the shares voted can elect all of the directors then standing for election. Common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to the common stock. The outstanding common stock are fully paid and non-assessable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective January 11, 2011, in connection with services rendered in the formation of the Company, we issued to Mr. Mianfu Zhang, our Chairman and President, 14,000,000 shares of our common stock which were valued at $393,846.

On March 20, 2011, the Company, Mr. Xinen Ye, our director, and EastBridge  Investment Group Corp. (“EastBridge”) entered into a Listing Agreement.  Pursuant to the Agreement, EastBridge and Mr. Ye agreed to assist us to become a public entity in the United States.  EastBridge agreed to provide various services to us and agreed to fund a substantial portion of the associated costs to become a public entity.  The services and costs provided by EastBridge include the introduction of various professionals, payment of  various initial professional services that are required to qualify as a public filer, SEC related application fees, the cost of a road show, consulting expenses related to various activities such as business planning, website development, investor relations and the planning of capital structure, and transfer agent and EDGAR filing fees.  These costs are expected to be approximately $385,000.  Mr. Ye agreed to contribute $75,622 to partially offset these costs and has paid this amount to EastBridge. ,In addition, under the Listing Agreement, the Company is required  to pay $234,297 to EastBridge upon completion of a financing by the Company. The parties separately have agreed that the amount due EastBridge will be payable upon completion of a funding of at least $2,000,000.

Effective March 11, 2011, Dwarf Management entered into a series of contractual agreements with Dwarf Technology, and its shareholders, in which Dwarf Management effectively assumed management of the business activities of Dwarf Technology. The contractual arrangements are comprised of a series of agreements, including a Voting Rights Agreement, Option Agreement, Equity Pledge Agreement, Consulting Services Agreement and Operating Agreement, and, through which Dwarf Management has the right to advise, consult, manage and operate Dwarf Technology for a quarterly fee in the amount of 100% of Dwarf Technology’s quarterly, after tax net profits. Additionally, Dwarf Technology’s equity owners have pledged their rights, titles and equity interest in Dwarf Technology as security for Dwarf Management to collect consulting and services fees provided to Dwarf Management through an Equity Pledge Agreement. In order to further reinforce Dwarf Management’s rights to control and operate Dwarf Technology, Dwarf Technology’s shareholders have granted Dwarf Management the exclusive right and option to acquire all of their equity interests in Dwarf Technology through an Option Agreement.  As a result of these agreements, the Company has consolidated Dwarf Technology’s operating results, assets and liabilities within its financial statements.

Dwarf Technology has made advances from time to time since inception to Mr. Zhang MianFu, its founder and the largest Company shareholder.  As of December 31, 2011, the outstanding balance of these advances was $6,534,565.  This balance increased to $7,690,769 at March 31, 2012.Since, the filing of this registration statement, we made advances totaling $4,914,731 to Mr. Zhang. These advances were used by Mr. Zhang for his personal benefit and not related to the Company.The interest rate of 1% per annum was determined by Mr. Zhang and us, and is not a result of arm’s negotiations. We believe that the commercial interest rate at a bank in Hangzhou, PRC for a similar type loan is approximately 6.5% per annum. We believe that the payment term of two years is comparable with other commercial loans in Hangzhou, PRC.   The balance from July 1, 2012 is a note receivable as footnoted in the financial statements and categorized on the balance sheet.

The following table reflects advances were made during the nine month periods ended September 30, 2012 and September 30, 2011 to Mr. Zhang.

	2012	2011
Balance, beginning of period	$6,534,565	$5,120,977
Advances made during the period	2,574,337	2,456,167
Repayments during the period	(1,344,492)	(2,584,226)
Charge for rent and utilities of corporate offices	(58,730)	(47,789)
Effect of exchange rate changes	15,634	176,247
Balance, September , 30	$7,721,314	$5,121,376

Effective July 1, 2012, we entered into a loan agreement and promissory note with Mr. Zhang regarding the outstanding amount. The total amount is due and payable on July 1, 2014 and interest accrues on the unpaid amount at the rate of 1% per annum. Under the loan agreement, Mr. Zhang and the Company agreed not to provide any further loans or advances to Mr. Zhang. To the extent that Mr. Zhang receives further loans from the Company, such event will constitute an event of default, and interest will accrue on all outstanding loan amounts at a default interest rate equal to 15%.

In addition, Dwarf Technology leases its corporate headquarters from Mr. Zhang, who is the owner of the premises.  The lease term is three years terminating in March 2012.  The office space consists of approximately 630 square meters.  Annual rent for fiscal year 2011 was approximately $61,000.  Amounts due under the lease agreement are credited against the outstanding account receivable from the officer.

During the second quarter of 2011, Dwarf Technology paid a one-time dividend in the amount of $2,449,629 to Mr. Zhang MianFu, its sole shareholder and our Chairman

Other than employment and as otherwise disclosed herein, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our last fiscal year or in any proposed transaction to which we are proposed to be a party:

(A)	Any of our directors or officers;
(B)	Any proposed nominee for election as our director;
(C)	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common stock; or
(D)
Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of our company.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Daniel H. Luciano, Esq., 242A West Valley Brook Road, Califon, New Jersey 07830.

EXPERTS

The consolidated financial statements of our company included in this prospectus and in the registration statement have been audited by Jeffrey & Company, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock to be sold by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the years ended December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dwarf Technology Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Dwarf Technology Holdings, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted the audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dwarf Technology Holdings, Inc. as of December 31, 2011 and 2010, and the results of its operations and cash flows for the years ended December 31, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

/s/ JEFFREY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS
JEFFREY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS

July 12, 2012
Wayne, New Jersey

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Current Assets:
Cash	$1,860	$4,069
Accounts receivable	783,477	658,904
Deferred tax asset	1,149,819	567,685
Prepaid expenses	2,630	2,672
Total current assets	1,937,786	1,233,330

Fixed Assets:
Equipment, furniture and autos	119,984	113,996
Less, accumulated depreciation	95,980	70,188
Net fixed assets	24,004	43,808

Other Assets:
Deferred charge	246,607	-
Due from shareholder	6,534,565	5,120,977
Total other assets	6,781,172	5,120,977
Total Assets	$8,742,962	$6,398,115

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Other accounts payable	$237,481	$3,335
Income taxes payable	2,442,630	1,350,807
Business taxes payable	1,195,655	615,948
Subsidy payable	80,492	160,319
Deferred revenue	5,193,166	2,742,179
Total current liabilities	9,149,424	4,872,588

Stockholders’ Deficit:
Common stock – authorized, 300,000,000 shares, without par value; issued and outstanding, 20,000,000 shares and nil shares	-	-
Additional paid in capital	545,091	393,846
Retained earnings (deficit)	(1,257,531)	884,176
Earnings appropriated for statutory reserves	210,370	156,031
Accumulated other comprehensive income	95,608	91,474
Total stockholders’ equity (deficit)	(406,462)	1,525,527
Total Liabilities and Stockholders’ Deficit	$8,742,962	$6,398,115

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Sales	$4,967,098	$3,621,943

Selling expense	3,214,199	1,305,833
General and administrative expense	882,593	1,519,984
Total operating expenses	4,096,792	2,825,817
Operating Profit	870,306	796,126

Other Income (Expense):
Other income - government subsidy	85,213	264
Interest expense	(1,126)	(243)
Other expense	(375,468)	(230,485)

Income Before Income Taxes	578,925	565,662
Provision for income taxes:
Current	763,861	442,299
Deferred tax benefits	(547,197)	(243,370)
Net tax provision	216,664	198,929

Net Income	362,261	366,733

Other comprehensive income:
Foreign currency translation	4,134	47,156
Total Comprehensive Income	$366,395	$413,889

Net income per share	$.02	$-
Weighted average number of shares outstanding	18,279,452	-

NOTE:  Income per share has not been calculated for December 31, 2010, because shares had not been issued.

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

				Earnings	Accumulated
				Appropriated	Other
	Common	Paid in	Retained	For Statutory	Comprehensive
	Shares	Capital	Earnings	Reserves	Income	Total
Balance January 1, 2010	-	$393,846	$572,453	$101,021	$44,318	$1,111,638
Net income for the year	-	-	366,733	-	47,156	413,889
Earnings appropriated for statutory reserves	-	-	(55,010)	55,010	-	-

Balance December 31, 2010	-	393,846	884,176	156,031	91,474	1,525,527
Issuances of common stock	20,000,000	151,245				151,245
Net income for the year	-	-	362,261	-	4,134	366,395
Earnings appropriated for statutory reserves	-	-	(54,339)	54,339	-	-
Dividend paid	-	-	(2,449,629)	-	-	(2,449,629)

Balance December 31, 2011	20,000,000	$$545,091	$(1,257,531)	$210,370	$95,608	$(406,462)

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows from Operating Activities:

Net income	$362,261	$366,733

Adjustments to reconcile net income to net cash provided by operating activities:

Transactions not requiring the use of cash:
Depreciation expense	22,320	21,092
Increases in deferred revenue	2,288,851	878,206
Increases in deferred tax asset	(547,197)	(243,370)
Amortization expense	145,250	-
Recognition of subsidy income	(85,213)	-

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(94,134)	117,005
Decrease in other receivables	-	130,529
Increases in income taxes payable	1,014,074	610,451
Increases in business taxes payable	542,754	337,874
Decrease in customer advances	-	(158,925)
Increase (decrease) in accounts payable	(2,692)	808

Decrease (increase) in prepaid expenses	155	(2,606)

Net cash provided by operating activities	3,646,429	2,057,797

Cash Flows from Investing Activities:
Purchases of fixed assets	(1,007)	(221)
Increases in shareholder advances	(3,765,623)	(2,321,770)
Repayments of shareholder advances	2,596,788	265,886

Net cash consumed by investing activities	(1,169,842)	(2,056,105)

Cash Flows from Financing Activities:
Dividend paid	(2,478,929)	-

Net cash consumed by financing activities	(2,478,929)	-

Effect on Cash of Exchange Rate Changes	133	119

Net change in cash	(2,209)	1,811

Cash balance, beginning of period	4,069	2,258

Cash balance, end of period	$1,860	$4,069

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION AND BUSINESS

Organization

The Company was incorporated in the State of Arizona on January 21, 2011 for the purpose of providing computer related services in the People’s Republic of China (PRC).  On March 10, 2011, the Company acquired all the equity interests of Hangzhou Dwarfs Enterprise Management Co., Ltd. (Dwarf WFOE), a company incorporated in the PRC and a wholly owned subsidiary of the Company.  Neither the Company nor Dwarf WFOE had any assets or liabilities on the date of the merger, so no allocation of the purchase price was made.

On March 11, 2011, Dwarf WFOE entered into an Operating Agreement, a Proxy Agreement, and a Consulting Services Agreement, an Option Agreement, and an Equity Pledge Agreement, with Hangzhou Dwarf Technology Ltd. (Dwarf).  The Operating Agreement provides, among other things, that Dwarf will conduct operations under the guidance of Dwarf WFOE, and will not conduct any transactions that might have a material affect on its assets, liabilities or company operations without written permission from Dwarf WFOE.  The Proxy Agreement assigned to Dwarf WFOE the voting rights of the equity interests of Dwarf.  The Consulting Services Agreement provides that Dwarf WFOE will provide advice and assistance to Dwarf in all major aspects of its business.  The option Agreement provides Dwarf WFOE with the right to acquire all of the equity interests of Dwarf whenever such an acquisition is permitted by the laws of the PRC.  The Equity Pledge Agreement pledges the shares of Dwarf to Dwarf WFOE without transferring legal ownership of Dwarf.  Dwarf WFOE will be compensated under the Consulting Services Agreement with fees equal to the profits of Dwarf.  The fees will be calculated and paid at the end of each quarter in amounts equal to the net income as reported in the quarterly financial statements of Dwarf.  The combination of the authority granted by these five agreements provide Dwarf WFOE with operational control of Dwarf; the fees provide Dwarf WFOE with the rewards ownership.

As all of the companies are under common control, this structure has been accounted for as a reorganization of entities under common control and the financial statements have been prepared as if the reorganization had occurred retroactively.

Dwarf was incorporated during 2007.  Its operations are headquartered in Hangzhou, which is the capital of Zhejiang Provence.  It provides software and computer consulting services, server management, software development and other computer management services in three provinces of the PRC, Zhejiang, Shanghai, and Anhui. In addition, Dwarf has developed and operates a search engine platform, called China Bobotong, which links industry buyers and sellers.

Dwarf is obligated to Dwarf WFOE under an operating agreement, an asset pledge arrangement, and a consulting agreement, as noted above, under which the Company controls the operations and cash flows of Dwarf, and realizes the benefits and assumes the risks of ownership of Dwarf.  For these reasons the Company believes it meets the standards for consolidating Dwarf as specified in pronouncements of the Financial Accounting Standards Board (FASB).

Risks and Uncertainties

The Company operates under the authority of a business license which was granted in 2004 and expires in 2024. Renewal of the license will depend on the result of government inspections which are made to ensure environmental laws are not breached.

The officers of the Company control through direct ownership most of the equity interests of the Company. As a result, insiders will be able to control the outcome of all matters requiring approval of equity owners and will be able to elect all of the Company directors.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Statements

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Dwarf.  All intercompany transactions and balances have been eliminated in consolidation.

Cash

For purposes of the statements of cash flows, the Company considers all short term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable.  However, all Company assets are located in the PRC and Company cash balances are on deposit at financial institutions in the PRC, the currency of which is not free trading. Foreign exchange transactions are required to be conducted through institutions authorized by the Chinese government and there is no guarantee that Chinese currency can be converted to U.S. or other currencies.

Recognition of Revenue

Revenue is realized through outright software sales and by sales of software applications that require the Company to provide continuing services for periods ranging from one to five years.

Income Recognition:

Sales are by contract in the categories listed below.  Contracts for Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) are recorded  when a contract is signed and delivery is made. The contract is recognized as revenue when the customization and installation is complete.  Post sale support costs of these two categories have been insignificant and  related cost has not been accrued.  In the categories of Boboton and Related Advertising, Website & Application Development, and Server Hosting, revenue is recognized ratably over applicable contract periods.  Each contract is considered a single unit of accounting and  there are no "bundled" products.
Every "add-on" to an existing contract (or related sale) is recorded as a new contract.

Initial Sales (Contracts Signed):):	2011	%	2010	%
Bobotong and Related Advertising	$4,159,783	56.87	$1,307,114	30.23
Website & Application Development	525,005	7.18	701,018	16.20
Server Hosting	246,731	3.37	125,197	2.90
“ERP”	991,572	13.56	1,153,981	26.69
“CRM”	1,391,299	19.02	1,036,682	23.98

Total	$7,314,390	100.00	$4,323,992	100.00

Revenue Recognized During Year	$4,967,098		$3,621,943
Revenue Deferred at December 31	$5,193,166		$2,742,179

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income Recognition (Continued):

Sales initiated by signed contracts. With the packaged software categories of CRM and ERP, a contract is recorded when the contract is signed and the packaged software is delivered. The contract is recognized as revenue when any customization is finished and the installation complete. Management has measured post contract support costs and has determined that these costs are not material. The other categories are services and revenue is recognized beginning when the contract period begins. Revenue is recognized ratable over the contract service period.

In determining recognition, the following criteria are considered: persuasive evidence exists that there is an arrangement between buyer and seller; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, accounts receivable and shareholder advances, other receivables, advances to suppliers, accounts payable, accrued liabilities, and other liabilities, approximate their fair values at December 31, 2011.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight line method, with lives of five years for computers and related equipment and furniture, and eight to ten years for automobiles.

Taxes

The Company generates its income in China where Value Added Tax, Business Tax, Income Tax, City Construction and Development Tax, and Education Surcharge taxes are applicable. The Company does not conduct any operations in the U.S.; therefore, U.S. taxes are not applicable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

Common Stock

Common stock of the Company may occasionally be issued in return for services. Values will be assigned to these issuances equal to the market value of the common stock at the applicable measurement dates in the cases of shares issued to employees and, in the cases of shares issued for product or services to non-employees, at those values or the values of the product or services received, whichever is more clearly evident. A Measurement Date is defined under pronouncements of the Financial Accounting Standards Board (FASB) which state the criteria to be used for the valuation of stock issued for goods and services.

Stock Options

Stock options, if issued, will be valued using the fair value of the underlying security on the dates of issuance by employing a Black Scholes valuation model. This will be done in accordance with pronouncements of the FASB.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Recently Adopted Accounting Pronouncements

Management believes that none of the recently adopted accounting pronouncements will have a material affect on the Company financial position, results of operations, or cash flows.

Other Comprehensive Income
The Company reports as other comprehensive income revenues, expenses, and gains and losses that are not included in the determination of net income. Resultant gains and losses during the years 2011 and 2010 are all the result of currency translations.

Foreign Currency Translation

All Company assets are located in China. These assets and related liabilities are recorded on the books of the Company in the currency of China (Renminbi), which is the functional currency. They are translated into US dollars as follows:

(a) Assets and liabilities, at the rates of exchange in effect at balance sheet dates;
(b) Equity accounts, at the exchange rates prevailing at the times of the transactions that established the equity accounts; and
(c) Revenues and expenses, at the average rate of exchange of each year.

Gains and losses arising from this translation of foreign currency are included in other comprehensive income.

Product Warranties

Refunds are rarely made and are made only at the discretion of the Company. For this reason and, since revenue for many products is recognized only as services are provided, no provision is needed for possible returns.

Net Income Per Share

The Company computes net income per common share in accordance with pronouncements of the FASB and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under these provisions, basic and diluted net income per common share are computed by dividing the net income available to common shareholders for each period by the weighted average number of shares of common stock outstanding during the period. The number of weighted average shares outstanding as well as the amount of net income per share are the same for basic and diluted per share calculations for all periods reflected in the accompanying financial statements.

Advertising Cost

The Company expenses advertising costs when an advertisement occurs. Amounts expensed were $688,926 during 2011 and $909,230 during 2010.

Segment Reporting

Management treats the operations of the Company as one segment.

Amortization

Intangible assets are amortized over their estimated useful lives.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

3. PAID IN CAPITAL

Dwarf began operations in 2007 with a capital contribution of $193,661. On September 1, 2007, Dwarf received an additional capital contribution of $199,092.

On March 20, 2011 the Company shareholders entered into a Listing Fee Agreement. Among other things, the agreement obtained for the Company services in assisting the Company to become a public filer under the rules of the U. S. Securities and Exchange Commission. In return for those services, it was agreed that the Company, when formed, would issue 6,000,000 shares of its common stock to two non-management shareholders, and make a payment of $232,400. The cash obligation is to be paid from the proceeds of the first public offering of Company securities. If the Company fails to qualify as a public filer, through no fault of its own, the cash will not be paid. The 6,000,000 shares issued under this agreement were valued at $151,245. The total cost of this transaction, $383,645, was charged to a deferred asset account and is being charged to expense through equal quarterly provisions over the period during which the listing services are being provided, which is estimated to be twenty four months.

In addition to the share issuances described in the preceding paragraph, 14,000,000 common shares were issued to the principal owner and founder of Dwarf in return for services in formation of the Company.

4. STATUTORY RESERVE

As required by the Chinese law that governs accounting, the Company allocates 10% of its after tax profits, as determined from year to year, if any, to a Statutory Reserve Fund and 5% of those profits to a Statutory Public Welfare Fund. These funds are allocated appropriately until reserves reach 50% of Paid in Capital.

5. RELATED PARTY TRANSACTIONS

Advances were made during 2011 and 2010 to the chief executive officer of the Company, who is also a significant shareholder and the founder of Dwarf. These advances are due on demand and do not bear interest. Advance activity during 2011 and 2010 is summarized below. Such advances are violations of the U.S. Sarbanes Oxley Act. The chief executive officer also leases to the Company the facility used as its headquarters.

	2011	2010
Balance, January 1	$5,120,977	$2,913,847
Advances made during the year	3,765,623	2,321,770
Rent due officer offset against amounts due	(58,730)	(60,990)
Repayments during the year	(2,538,058)	(204,896)
Effect of changes in foreign currency exchange rate (A)	244,753	151,246
Balance, December 31	$6,534,565	$5,120,977

(A) The accounting records are kept in the Chinese currency (RMB) and the currency exchange rate has changed during these periods.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

6. RENTALS UNDER OPERATING LEASES

The Company conducts its operations from its principal business office in Hangzhou, which is rented from the Company president. Leases for this facility have been for a succession of one year periods. The current lease, which expires in 2012 is expected to be renewed. Annual rent under the current lease is $ 58,730 , which is at a rate comparable to the charge for other space in the building rented by the president to another tenant.

7. LONG TERM DEBT

The Company is not obligated for any long term debt.

8. INCOME TAXES

The Company is required to file income tax returns in the United States; Dwarf is required to file business and income tax returns in the PRC. Operations in the United States have been insignificant and income taxes have not accrued.

The Company has understated its tax obligations on both its income and business tax returns. It has, however, recognized its obligations for these taxes and related penalties by accruing appropriate expenses and liabilities on the financial statements. Penalties of $373,192 for 2011 and $230,485 for 2010 have been charged to expense. Accumulated penalties of $771,411 and $374,925 are included in liabilities on the balance sheets. The Company is in the process of negotiating with the taxing authorities to which it is responsible to bring its filing status current. It does not expect resultant settlements to exceed the amounts accrued.

The Company has one class of transactions that causes the recognition of a significant deferred tax benefit: The Company recognizes revenue only as it is earned; for income tax purposes, however, revenue is recognized as it is collected, resulting in the accrual of taxes before the income is recognized on the financial statements. Under pronouncements of the FASB, deferred tax assets may be recognized unless it is more likely than not that the tax benefit will not be realized. The Company recorded deferred tax benefit in 2011 and 2010 of $547,197 and $243,370, respectively.

A reconciliation of the taxes calculated by applying the Chinese statutory rate to pre tax income with the provisions for income taxes is presented below.

	2011	2010
Taxes calculated using statutory rates	$144,669	$141,416
Tax effect of non deductible expenses	93,298	57,513
Tax effect of non taxable income	(21,303)	-

Provisions for income tax	$216,664	$198,929

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

9. EXPENSES

Major items included in Selling Expense were the following:

	2011	2010
Advertising	$688,926	$909,230
Salaries and benefits	208,721	233,501
Bonuses and commissions	1,961,570	72,556
Meals and entertainment	278,683	66,288

Major items included in General and Administrative expenses were the following:

	2011	2010
Bonuses	$73,903	$1,036,590
Salaries and Wages	139,327	97,810
Business taxes	419,278	274,664

10. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash of $1,126 and $243, respectively, was paid for interest during 2011 and 2010, respectively. There were no cash payments for income taxes during either of these years. There was no non cash financing or investing activity during 2010.

Pursuant to the Listing Fee Agreement described in Note 3, the following non-cash transaction was recorded:

Deferred charge	383,645
Listing fee payable	(232,400)
Capital stock issued	(151,245)

11. CONTINGENCIES

Consistent with business practices in China, the Company carries no insurance except for auto insurance.

12. SUBSEQUENT EVENTS

SHAREHOLDER ADVANCES

Effective July 1, 2012, the Company entered into a loan agreement and promissory note with Mr. Zhang regarding the outstanding amount of shareholder advances totaling $8,999,298. The total amount is due and payable on July 1, 2014 and interest accrues on the unpaid amount at the rate of 1% per annum. Under the loan agreement, Mr. Zhang and the Company agreed not to provide any further loans or advances to Mr. Zhang. To the extent that Mr. Zhang receives further loans from the Company, such event will constitute an event of default, and interest will accrue on all outstanding loan amounts at a default interest rate equal to 15%.

DWARF DECEMBER 2011 VERSION 5-22/Y

DWARF TECHNOLOGY HOLDINGS, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30,  2012

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

	Sept 30,	December 31,
ASSETS	2012	2011
	(Unaudited)	(Audited)
Current Assets:
Cash	$3,887	$1,860
Accounts receivable	24,365	783,477
Subscriptions to capital stock	19,500	-
Deferred tax asset	704,431	1,149,819
Prepaid expenses	-	2,630
Total current assets	752,183	1,937,786

Fixed Assets:
Equipment, furniture and autos	120,307	119,984
Less, accumulated depreciation	111,696	95,980
Net fixed assets	8,611	24,004

Other Assets:
Deferred charge	95,139	246,607
Due from shareholder	-	6,534,565
Note receivable - shareholder	7,721,314	-
Total other assets	7,816,453	6,781,172
Total Assets	$8,577,247	$8,742,962

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Other accounts payable	$237,379	$237,481
Income taxes payable	2,709,565	2,442,630
Business taxes payable	1,558,297	1,195,655
Subsidy payable	80,709	80,492
Deferred revenue	3,413,439	5,193,166
Total current liabilities	7,999,389	9,149,424

Stockholders’ Equity:
Common stock – authorized, 300,000,000 shares,
without par value; issued and
outstanding, 20,195,000 and 20,000,000, respectively shares	-	-
Additional paid in capital	564,591	545,091
Retained earnings (deficit)	(361,936)	(1,257,531)
Earnings appropriated for statutory reserves	282,296	210,370
Accumulated other comprehensive income	92,907	95,608
Total stockholders’ equity (deficit)	577,858	(406,462)
Total Liabilities and Stockholders’ Equity	$8,577,247	$8,742,962

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME and COMPREHENSIVE INCOME
FOR NINE MONTH PERIODS ENDED SEPTEMBER 30,
(Unaudited)

	2012	2011
Sales	$5,848,783	$3,520,546

Selling Expense	3,444,737	2,250,061
General and administrative expense	595,938	625,120
Total operating expenses	4,040,675	2,875,181

Operating Profit	1,808,108	645,365

Other Expense:
Other expense	(388,503)	(261,308)

Income Before Income Taxes	1,419,605	384,057

Provision for income taxes	2,856	580,081
Deferred tax (benefit) cost	449,228	(417,301)

Total tax provision	452,084	162,780

Net income	967,521	221,277

Other Comprehensive Income (loss) – translation gains and losses	(2,701)	6,821

Total Comprehensive (Loss) Income	$964,820	$228,098

Net income per share	$.05	$.01

Weighted Average Number of Shares Outstanding	20,059,391	17,699,634

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

	2012			2011
		Earnings			Earnings
		Appropriated			Appropriated
	Retained	For Statutory		Retained	For Statutory
	Earnings	Reserves	Total	Earnings	Reserves	Total
Balance, January 1	$(1,257,531)	$210,370	$(1,047,161)	$884,176	$156,031	$1,040,207
Net income for period	967,521		967,521	221,277		221,277
Earnings appropriated
for statutory reserves	(71,926)	71,926	-	(33,192)	33,192	-
Dividends paid during
period	-	-	-	(2,449,629)	-	(2,449,629)
Balance, June 30	$(361,936)	$282,296	$(79,640)	$(1,377,368)	$189,223	$(1,188,145)

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
CONSOLDIATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30,
(Unaudited)

	2012	2011
Cash Flows from Operating Activities:

Net (loss) income	$967,521	$221,277
Adjustment to reconcile net income to cash provided by operating activities:

Charges not requiring outlay of cash:
Depreciation and amortization	15,483	112,925
Increases (decreases) in deferred income	(1,796,684)	1,669,204
Decreases (increases) in deferred tax asset	449,228	(417,301)
Amortization of deferred charge	152,385	-

Changes in assets and liabilities:
Decrease (increases) in accounts receivable	762,486	(450,753)
Increases in income taxes payable	260,797	768,393
Increases in business taxes payable	360,024	353,349
(Decrease) increase in other liabilities	(742)	43,146
Decrease (increase) in prepaid expenses	2,642	(1,772)
Net cash provided by operating activities	1,173,140	2,298,468

Cash Flows from Investing Activities:	-	-
Purchases of fixed assets	-	(1,002)
(Increases) in shareholder loans	(2,574,337)	(2,456,167)
Decreases in shareholder loans	1,403,222	2,632,015
Net cash (consumed) provided for investing activities	(1,171,115)	174,846

Cash Flows from Financing Activities	-	-
Dividends paid	-	(2,449,629)
Net cash used for financing activities	-	(2,449,629)
Effect on Cash of Exchange Rate Changes	2	(16,053)

Net change in cash	2,027	7,632

Cash balance, beginning of period	1,860	4,069

Cash balance, end of period	$3,887	$11,701

The accompanying notes are an integral part of these financial statements.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

1. BASIS OF PRESENTATION
The unaudited interim financial statements of Dwarf Technology Holdings, Inc. as of September 30, 2012 and for the nine month periods ended September 30, 2012 and September 30, 2011 have been prepared in accordance with U. S. generally accepted accounting principles. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations of the nine month period ended September 30, 2012 are not necessarily indicative of the results to be expected for the full year ended December 31, 2012.

Certain information and disclosures normally included in the notes to the financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2011.

2. RELATED PARTY TRANSACTIONS
Advances were made during the nine month periods ended September 30, 2012 and September 30, 2011 to the chief executive officer of the Company, who is also a significant shareholder. Advance activity during the nine month periods is summarized below.

	2012	2011
Balance, beginning of period	$6,534,565	$5,120,977
Advances made during the period	2,574,337	2,456,167
Repayments during the period	(1,344,492)	(2,584,226)
Charge for rent and utilities of corporate offices	(58,730)	(47,789)
Effect of exchange rate changes	15,634	176,247
Balance, September, 30	$7,721,314	$5,121,376

The balance at July 1, 2012 was converted into a term loan in the amount of $8,917,332, with interest accrued at the rate of 1% per anum and a due date of July 1, 2014.  Under the loan agreement Mr. Zhang and the Company agreed that no further loans would be made to Mr. Zhang.  To the extent that Mr. Zhang receives further loans from the Company such event will be considered a default and interest will accrue on the full balance of the loan at the rate of 15%.  Repayments have been made during the third quarter of 2012in the net amount of $1,196,018.

DWARF TECHNOLOGY HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

3. EXPENSES
Major items included in Selling expenses for the nine month periods ended September 30, 2012 and September 30, 2011 were the following:

	2012	2011
Advertising	$1,716,414	$505,272
Salaries and benefits	100,788	151,589
Bonuses	117,619	156,456
Travel and entertainment	200,571	211,746
Commissions	1,309,345	1,140,497

Items included with general and administrative expenses for the nine month periods ended September 30, 2012 and September 30, 2011 were the following:

	2012	2011
Salaries and benefits	$105,231	$108,959
Business taxes	224,815	282,764
Bonuses	51,835	55,021

4. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION
There was no cash paid for either interest or income taxes during the nine month periods ended September 30, 2012 and September 30, 2011. There was no non cash investing activity during either of the nine month periods.  There were no other non cash financing activities during the 2011 period.  On March 20, 2011 the Company issued 6,000,000 shares of common stock in a non cash transaction.   On June 2, 2012 the company issued 195,000 shares of common stock for a subscription price of $19,500.  The subscriptions were paid for in October, 2012.

5. DIVIDEND
A dividend of $2,449,629 was paid during the second quarter of 2011 by Hangzhou Dwarf Technology Ltd. to its sole shareholder.  The funds were used to make a partial payment of the amount owed to the Company for shareholder advances.

195,000 shares of
Common stock

DWARF TECHNOLOGY HOLDING, INC.

PROSPECTUS

December_ 2012

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses and Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates.

Amount to Be Paid
SEC Registration Fee	$3.83
Printing Fees and Expenses	2,000.00
Transfer Agent and Registrar Fees	1,000.00
Miscellaneous	500.00
Total	$3,503.83

Item 14. Indemnification of Directors and Officers

Arizona law does not limit the extent to which a company’s articles of incorporation may provide for indemnification of officers and directors, except to the extent any such provision may beheld by the Arizona courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Effective January 11, 2011, in connection with services rendered in the formation of the Company, we issued to Mr. Mianfu Zhang, our Chairman and President, 14,000,000 shares of our common stock which were valued at $393,846.

On March 20, 2011, the Company, Mr. Xizhen Ye, our director, and EastBridge Investment Group Corp. (“Eastbridge“) entered into a Listing Agreement. Pursuant to the Agreement, EastBridge agreed to assist us to become a public entity in the United States. EastBridge agreed to provide various services to us and agreed to fund a substantial portion of the associated costs to become a public entity. Mr. Ye agreed to pay for certain costs in the listing process. In exchange, EastBridge and Mr. Ye each received 3,000,000 shares of our common stock as a result of this agreement, which shares were collectively valued at $151,245.

The above shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended, principally due to the limited number of offerees. In addition, ea ch of Mr. Zhang, Mr. Ye and EastBridge had access to the information which would be required to be included in a registration statement. All parties represented that they acquired the shares for their own account for investment and not with a view to distribution or present intent towards resale , and all of the stock certificates contain a restrictive legend. .

On November  2, 2012, the Company completed a private placement of 195,000 shares of its common stock to 32 investors, at a price per share of $0.10. The Company received proceeds of $19,500.

The shares were issued under Section 4(2) of the Securities Act of 1933, as amended (“Act“), and/or Regulation S promulgated under the Act. In addition, ea ch investor represented to the Company that it was a non “US Person“ as that term is defined under Rule 902 under Regulation S and each stock certificate contained a restrictive legend under Regulation S.

Item 16. Exhibits and Financial Statement Schedules

The Exhibits to this registration statement are listed in the Index to Exhibits which follows the signature page.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            i.          To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            ii.          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee“ table in the effective registration statement.

            iii.         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.        That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, China, on the  31st  day of December, 2012.

DWARF TECHNOLOGY HOLDINGS, INC.

By:	/s/ Mianfu Zhang
Mianfu Zhang President, Chief (Principal) Executive Officer, and Chairman of the Board of Directors

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Name	Title	Date

/s/ Mianfu Zhang
Mianfu Zhang	President, Chief (Principal) Executive Officer and Chairman of the Board of Directors	December 31, 2012

/s/ Jiangling Wang
Jiangling Wang	Chief Financial Officer (Principal Accounting Officer)	December 31, 2012

/s/ Xizhen Ye
Xizhen Ye	Director	December 31, 2012

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation of Dwarf Technology Holdings, Inc.(1)
3.2	By-Laws of Dwarf Technology Holdings, Inc.(1)
5.1	Opinion of Daniel H. Luciano, Attorney at Law, regarding legality of shares. - filed herewith
5.2	Opinion of Zhejiang Zehow Law Firm(1)
10.1	English translation of Employment Agreement with Mr. Zhang.(1)
10.2	English translation of Employment Agreement with Ms. Wang.(1)
10.3	Form of regional agent agreement of China Bobotong(1)
10.4	Operating Agreement dated March 11, 2011(1)
10.5	Option Agreement dated March 11, 2011(1)
10.6	Equity Pledge Agreement dated March 11, 2011(1)
10.7	Voting Rights Agreement dated March 11, 2011(1)
10.8	Consulting Agreement dated March 11, 2011(1)
10.9	English translation version and Chinese version of Listing Agreement with Eastbridge Investment Group Corp. and Xizen Ye(2)
10.10 11.11 21.1	Loan Agreement dated July 1, 2012 by and between the Company and Mr. Zhang(2). Promissory Note dated July 1, 2012 by Mr. Zhang in favor of the Company(2) List of Subsidiaries.(1)
23.1	Consent of Jeffrey & Company. - filed herewith.
23.2	Consent of Daniel H. Luciano, Attorneys at Law, included in Exhibit 5.1.- filed herewith
23.3	Consent of Opinion of Zhejiang Zehow Law Firm, included in Exhibit 5.2.(1)
24.1	Power of Attorney (included in the signature page of this Registration Statement)
99.1	Search Engine Report -- Original Chinese Report and English version of the Report

* To be filed by amendment.
(1) Filed as an exhibit to the Form S-1 of the Company filed on August 16, 2011.
(2) Filed  as an exhibit to Amendment No. 3 to Form S-1 filed on July 20, 2012